4/19

04024432

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Blackrock

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FILE NO. 82- 4555

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 4/20/04

82-4535

ARIS
12-31-03

ANNUAL REPORT 2003

BLACKROCK

A SUCCESS STORY IN HEAVY OIL



CORPORATE PROFILE

BlackRock Ventures Inc. is a publicly traded junior oil and gas company. Formed in 1996, the Company hired a new management team in 1999 to implement a strategy focused on exploration, development and production of heavy oil in western Canada. Since 1999, BlackRock has expanded its production and reserve base and now has a market capitalization in excess of $350 million.

BlackRock's common shares trade on the Toronto Stock Exchange under the symbol "BVI".



541
1,828
3,126
3,414
4,080
99 00 01 02 03

Production (boe/day)



2.2
6.8
8.2
10.1
15.5
99 00 01 02 03

Proved plus Probable Reserves (mmboe)



(0.5)
5.2
5.6
12.3
14.1
99 00 01 02 03

Cash Flow ($mm)



1.8
1.3
0.6
3.8
4.0
99 00 01 02 03

Net Earnings ($mm)

Financial

	2003	2002	% change
($000s, except per share amounts)			
Oil and natural gas revenues [1]	$ 27,921	$ 25,414	10
Cash flow from operations	$ 14,122	$ 12,304	15
Per share	$ 0.19	$ 0.18	6
Net earnings	$ 3,957	$ 3,816	4
Per share	$ 0.05	$ 0.06	(17)
Capital expenditures	$ 36,377	$ 11,432	218
Working capital	$ 14,432	$ 32,329	(55)
Long-term debt	$ –	$ –	–
Shareholders' equity	$ 78,330	$ 73,788	6
Common shares outstanding (end of period)			
Basic	73,263	72,358	1
Diluted	77,960	77,872	–

Operating

	2003	2002	% change
Production (bbls/day)			
Conventional properties	3,592	2,928	23
Hilda Lake SAGD	488	486	–
	4,080	3,414	20
Prices ($/bbl)			
Conventional properties	$ 21.30	$ 23.78	(10)
Hilda Lake SAGD	$ 22.99	$ 20.86	10
Reserves [3]			
Crude oil (mmbbl)			
Proved	12,240	8,012	53
Proved plus probable [2]	15,497	9,930	56
Natural gas (mmcf)			
Proved	39	723	(95)
Proved plus probable [2]	39	723	(95)
Undeveloped land			
Gross acres	145,219	141,493	3
Net acres	108,145	98,004	10

(1) The net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in capital costs of the project until commercial production is achieved.

(2) As a result of the changes in the definition of reserves in accordance with National Instrument 51-101, proved plus probable reserves in 2003 are compared to established reserves (proved plus 50% probable) in 2002.

(3) No reserves have been assigned to the Hilda Lake SAGD project.

A Success Story in Heavy Oil



hare Price Performance
(year-end close)
$1.00
$0.93
$0.99
$2.36

SEAL CONVENTIONAL HEAVY OIL

	1998	1999	2000	2001	2002	2003
SEAL CONVENTIONAL HEAVY OIL		ew management eam hired to plement a heavy il strategy	Acquired acreage, drilled first well	Announced Seal heavy oil discovery	Filed 80-well development plan on Central block	33 wells on Central block drilled, other blocks tested
HILDA LAKE SAGD			xpanded pilot, second horizontal well pair	Filed 20,000 barrel per day commercial application	Acquired remaining 25% of project	Cumulative production from pilot exceeds one million barrels



President's Letter

In 2003, BlackRock again proved that a growth strategy based on heavy oil can be highly rewarding. We continued our record of strong production gains, posting record volumes, as well as new highs for cash flow, earnings and share price.

Our 2003 performance included a number of significant achievements:

- Average conventional production was 3,592 barrels per day, an increase of 23% from 2002;
- Proved plus probables reserves increased 54% to 15.5 million barrels;
- One and three-year finding and development costs of $4.20 and $5.54 per barrel respectively;
- Revenues grew by 10% to $27.9 million and cash flow from operations grew by 15% to $14 million; and
- Record capital expenditure program of $36 million, including drilling 60 wells.


1,593
807
115
01 02 03

Seal Production (bbl/day)

Our success has resulted from adhering to a business plan launched five years ago, with three principles:

- Focus on heavy oil;
- Growth through full cycle exploration and development; and
- Conservative use of debt in order to maintain financial control.

Looking back, we spent our first five years laying the foundation for growth and success with a solid base of heavy oil properties. Looking forward, we see many more years of development, building on this foundation.

THREE HEAVY OIL AREAS

Our three heavy oil areas are Seal, Hilda Lake and Lloydminster. The last area is an established heavy oil region where we knew we could quickly and economically develop an operating base. Hilda Lake is a large, long-term thermal project which required a multi-year pilot and an extensive development application with the Energy Utilities Board. Seal is a high-impact play that is the dream of every exploration company. It will take several years to fully develop this property.

Following the principles of our business plan, BlackRock reached 3,000 barrels of oil per day of production in the first four years. In 2003, we added an additional 3,000 barrels per day, and expect to add nearly that amount annually for the next several years. Our disciplined approach to implementing our business plan has paid off for BlackRock's shareholders. In 2003, our share price traded between $2.02-$4.60, exiting the year at $4.15. Indeed, BlackRock's share price appreciation was one of the highest in the entire Canadian exploration and production sector.

Our plan is to exploit Seal for near and mid-term growth, with longer-term growth potential from a 20,000 barrel per day thermal project at Hilda Lake.



HEDGING, DEBT AND COMMODITY PRICING

We are often asked about our policy towards hedging our heavy oil wellhead price. Our answer remains the same – we view hedging as a tool to manage debt obligations. In periods when we add debt, the Company will likely hedge enough production to ensure that we can cover these obligations. In general, our shareholders have told us they like BlackRock's exposure to commodity prices. At the same time, we are somewhat protected from the lows of the oil price cycle by our conservative balance sheet and the competitive cost structure that Seal enjoys over other heavy oil projects.

BlackRock may add debt in the future, but we are unlikely to take on debt that exceeds one year of forward cash flow. We will use debt cautiously. For instance, we felt it was especially important not to take on debt while building the infrastructure at Seal.

The wellhead price for heavy oil is dependent upon several factors: light oil prices, the price differential between light and heavy oil and the US/Canadian dollar exchange rate. The main factor that hurt our wellhead price in 2003 was the strengthening Canadian currency versus the American dollar. The industry has enjoyed favourable commodity prices over the last few years. While we hope that these prices will continue, we built BlackRock's asset base using price assumptions that were lower than our recent experience.

SEAL

At Seal, we have achieved a number of significant milestones:

- We proved the mobility of heavy oil without the use of steam in the Peace River Oilsands;
- We are drilling horizontal wells with a measured depth of over 2,000 metres in less than five days;
- BlackRock has initiated horizontal well development on two of our seven blocks of land;
- We built a heavy oil treating facility which is successfully processing Seal production; and
- We are in the process of building and operating the first joint-industry pipeline dedicated to the transport of Seal blended heavy oil from the area.



Other important milestones lie ahead of us. The remaining five blocks of land at Seal are being tested and delineated. BlackRock's technical team is also very excited about testing secondary and tertiary potential such as waterflood and thermal recovery on the various blocks. We plan to use the Central block development to determine if we can reduce our operating costs to less than $4 per barrel.

1.6 billion barrels of net oil-in-place

One of the most impressive statistics at Seal is the 1.6 billion barrels of net oil-in-place on the seven blocks of land. Over the ensuing years we will determine how much of this oil is economically recoverable. So far, the first two blocks to be developed have over 300 million barrels of oil-in-place that can be exploited with primary production methods.

Seal's most significant characteristic is its economic resilience. Many companies can boast of millions of barrels in-place when they speak of heavy oil projects. Few have Seal's underlying economic performance in terms of cash operating costs and capital efficiency:

- The low operating costs reflect negligible sand production, high rate wells and large development projects that provide economies of scale;
- The oilsands in Alberta, including Seal, qualify for a royalty program which is 1% of gross revenue until project payout; and
- Finally, the oil pools we are developing at Seal have large recoverable reserves, resulting in low finding and development costs.

Based on all these factors, BlackRock's Seal project will have positive cash flow under most oil price scenarios, and will deliver a return on capital even when netbacks are low.

HILDA LAKE

During 2003, the Hilda Lake SAGD pilot continued to produce about 500 barrels of oil per day. Since the pilot was initiated in 1997, it has produced more than one million barrels of oil. BlackRock's commercial application was deemed complete in 2003 and we anticipate receiving final approval in 2004. The regulatory process has taken longer than we anticipated; however, due to the significant capital requirements for the Seal project, we have no immediate plans to begin construction once the commercial project is approved. The commercial SAGD project consists of a 20,000 barrel per day operation that we expect will recover 190 million barrels of oil over 25 years. Our projections are based on six years of pilot results.



LLOYDMINSTER

Our heavy oil properties at Lloydminster provided a stable base of production as we explored for new heavy oil areas such as Seal and tested SAGD technology at our Hilda Lake pilot. Lloydminster, where production grew from zero to 2,500 barrels of oil per day over a three-year period, represents an inventory of medium and low-risk wells in an established heavy oil area. Current production at Lloydminster is about 2,000 barrels per day. During 2003 we sold approximately 200 barrels per day of production for $3.8 million. We have drilled about 15 wells in each of the last two years, which included two to four exploration tests each year.

HEALTH, SAFETY AND ENVIRONMENT

It is important that we provide a financial return to our shareholders. How we accomplish this goal is important to the management and employees of BlackRock and to the communities where we operate. Each year we employ an external auditor to measure our health, safety and environmental (HS&E) program. I am pleased to report that our scorecard has improved steadily over the last four years. In 2004, our HS&E program will take on even greater importance as we begin operating our Seal pipeline and related oil processing facilities. In addition, our operations have a direct impact on the communities adjacent to our projects.

I would like to take this opportunity to thank our Directors for their advice and our shareholders for their patience and support. I also acknowledge and congratulate all of our employees whose resourcefulness and collaboration are the true source of our success.

On behalf of the Board of Directors,

John Festival
President
March 12, 2004



Timothy Kozmyk VP, Exploration	John Festival President	Brad Gardiner VP, Production	Don Cook VP, Finance & CFO

A Discussion with Management

Answers to frequently asked questions

Why did the BlackRock team choose to focus exclusively on heavy oil?

Q/A First, most of our careers were focused on heavy oil. We experienced many successes as well as some failures over the years and felt we understood the requirements for economic profitability in heavy oil. In addition, it was a specialization that allowed a small company like BlackRock to leverage vast amounts of reserves-in-place. Today, in order to access large oil and natural gas deposits in western Canada, a company needs to control substantial tracts of land prospective for shallow gas, drill deep wells which are both risky and expensive, or focus on heavy oil.

Since oil-in-place is such an important measure, what is BlackRock's position?

Q/A Our share of the Central block and Eastern block developments at Seal is over 300 million barrels of oil-in-place. These two blocks have been tested and delineated and are now being developed. The remaining blocks at Seal contain about 1.3 billion barrels of oil-in-place net to BlackRock and are at various stages of testing and delineation. The Peace River block alone could contain up to 700 million barrels of oil-in-place. Primary recovery factors at Seal are in the range of 10%, so you can see the impact of a 1% change in the recovery factor on a company of our size. At Hilda Lake, our commercial project contains about 350 million barrels of oil-in-place, at least 50% of which is recoverable through thermal SAGD technology.

We hear many companies boast of millions, or even billions of barrels of heavy oil-in-place. What makes BlackRock different?

Q/A Before we counted the reserves-in-place, we completed a successful production test and delineated the pool. As you will recall, we quietly worked on the Seal play for two years before announcing our results. Our Hilda Lake SAGD project is the result of a six-year pilot program that has recovered more than one million barrels of oil. Essentially, we had a well defined resource and a proven recovery technology before we began speculating about reserves-in-place.

Why is the Seal play special for BlackRock?

Q/A We call the Seal play a "legacy asset". In other words, it belongs to that special category of oil plays that are both high quality and very large. Seal has long-term potential as geologists continue to explore the far reaches of the play and engineers look for ways to increase oil recovery. Seal has prolific wells and large reserves which will result in top-quartile finding and development costs. In addition, the large reserves justify extensive production infrastructure which will help to lower operating costs.

With several years of development at Seal and a large project at Hilda Lake, how is BlackRock going to finance these projects?

Q/A In 2003 much of our capital was directed at building the necessary infrastructure at Seal. Once the Seal pipeline and oil processing facility (battery) are completed in 2004, we will be able to allocate a higher percentage of the cash flow to drilling wells. Production and cash flow from Seal will continue to grow, which means the entire Seal development program can one day be financed from cash flow. At Hilda Lake, we will either defer commercial development until we have sufficient cash flow, seek project financing, or add a partner to accelerate development. We could also sell some of our non-core Lloydminster assets as we did last fall. Our lack of debt gives us many options going forward. Raising funds with a share issuance will also be considered if the capital markets are receptive.

How does Hilda Lake fit into BlackRock's future?

Q/A BlackRock owns 100% of the Hilda Lake SAGD project that has the potential to produce 20,000 barrels per day. It is a great asset to own and control, especially for a junior oil company. Currently we are focused on managing our dramatic growth at Seal. Hilda Lake provides us with a mid to longer-term opportunity for continued economic growth. We are in an enviable position.

What are your plans for Lloydminster?

Q/A Lloydminster was the first new area we focussed on when we joined BlackRock. The plays were relatively small, but capital costs were lower and it had established heavy oil infrastructure. It was an area where we could generate immediate cash flow. Lloydminster is now a competitive area and it is difficult to grow the business there. We will likely always maintain a presence in the area but our near-term focus will be on higher-impact areas such as Seal.

BlackRock's share price appears expensive based on standard evaluation criteria. Is there an explanation for this phenomenon?

Q/A Evaluation criteria such as cash flow and earnings multiples are backward-looking and do not adequately reflect the growth potential for a company such as BlackRock. Net asset value is another important criteria which is typically reflected by the balance sheet in combination with the independent reserves evaluation. In BlackRock's case, our current reserves evaluation does not reflect any reserves or value for Hilda Lake. In addition, it does not include any significant value or reserves for any of the new blocks at Seal. The recovery factor in the reserve estimates for the Central and Eastern blocks is about 8% while our internal modeling suggests recovery rates of up to 14%. For growth companies like BlackRock, a clear understanding of our plays is necessary in order to understand the true potential.

With all of BlackRock's potential, is the Company a takeover target?

Q/A Being considered a takeover target is a compliment that indicates our assets are very desirable. Our single goal at BlackRock is to maximize shareholder value. If we can achieve that goal through an appropriate takeover, then that is an option we would consider.

Operations Review


SEAL
Unique, high-impact area for BlackRock. Large conventional heavy oil project in the Peace River Oilsands.
HILDA LAKE
Successful six-year SAGD pilot located in the Cold Lake Oilsands. 20,000 barrel per day commercial development planned.
LLOYDMINSTER
Established, conventional heavy oil region. A smaller project that requires less capital but provides immediate cash flow.

Seal, Alberta

We believe over the next 3-4 years the Seal area will develop into one of the largest non-thermal heavy oil discoveries in Canada.


up to 14%
Recoverable by primary production
Potential recovery from waterflood and SAGD (recovery factor to be determined)
?
Oil-in-place
1.6 billion barrels

Internally, we estimate that our Seal lands contain 1.6 billion barrels of oil-in-place. The key for us is determining how much of this oil is economically recoverable.

HIGHLIGHTS

- Exposure to 1.6 billion barrels of oil-in-place;
- Continued upside potential – only 2 of 7 blocks of land delineated;
- New infrastructure will significantly improve area economics;
- 75-well Central block development underway, with results exceeding expectations; and
- Eligible for the 1% Crown royalty rate on oilsands projects.

OVERVIEW

Seal, located in the Peace River Oilsands, has become the major focus area for BlackRock. BlackRock began exploring at Seal in 1999. Today, we have over 50,000 net acres of land and 43 horizontal wells producing close to 8,000 (4,000 net) barrels of oil per day.

Our target is the Bluesky formation at a depth of about 625 metres. The area was previously known to contain heavy oil but prior to BlackRock's discovery the conventional view was that the oil was not mobile and that it required an expensive thermal operation to produce it. Our initial horizontal test well confirmed our hypothesis that not all of the oil was seriously degraded and there were areas where the oil was mobile enough to produce using conventional primary production means. Since our initial discovery, Seal has become a significant area of industry activity, with several participants acquiring acreage and drilling horizontal wells.

We have estimated that BlackRock's working interest share of oil-in-place is approximately 1.6 billion barrels of oil at Seal. A key component in determining the economic value of the play is to establish appropriate reservoir recovery rates. Our internal modeling predicts potential primary recovery rates of up to 14%. This modeling, as well as laboratory work undertaken, suggest that some of the Seal acreage could be amenable to additional secondary and tertiary recovery from waterflooding or thermal applications, which could significantly increase these recovery factors.

BlackRock has divided this acreage into seven geographically and geologically distinct blocks.


R16
R15
R14W5
NORTHERN BLOCK
BLOCK
CADOTTE BLOCK
CENTRAL BLOCK
WESTERN BLOCK
EASTERN BLOCK







BlackRock has acquired over 50,000 acres of land in the Seal area.


R18
R17
T85
PEACE RIVER NORTH BLOCK
T84
T83
T82



5.58
4.98
3.7
01 02 03
01 02 03
01 02 03
Production (bbl/day)
Reserves (mbbl)
Operating Costs ($/bbl)



CENTRAL BLOCK

The Central block is our initial focus of commercial development. BlackRock first tested this prospect in … and we drilled our first two horizontal wells in …. These two initial wells have produced in excess of …,000 barrels of oil each and both continue to produce at daily rates of over 150 barrels of oil per day (bopd). In 2003, BlackRock commenced full scale commercial development of this property with the construction of a 10,000 barrel per day treating and terminal facility and the drilling of 33 horizontal development wells (16.5 net), bringing the total number of horizontal wells to 37 (17.5 net). All of these wells have initial production rates in excess of … bopd and some produce at daily rates in excess of …00 bopd. The Central block will have 75-80 horizontal wells when fully developed.

EASTERN BLOCK

The Eastern block will be the next focus of commercial development. Two successful horizontal production test wells were drilled in 2001. These wells have produced in excess of 80,000 barrels of oil each and are currently each producing about 100 bopd. BlackRock filed a commercial development plan for the Eastern block with the Alberta Energy and Utilities Board (AEUB) in 2003 and approval is anticipated in the first quarter of 2004. The first phase of commercial development drilling will commence in late 2004 or early 2005.

NORTHERN BLOCK

BlackRock tested the Northern block in 2002 and drilled the first horizontal production test well in 2003. The test well produced at initial rates of over 200 bopd. BlackRock commenced delineation drilling and seismic operations on this property in 2003 and plans to continue this work in 2004. The Northern block is characterized by thinner pay and lighter oil than the Eastern block. Delineation operations are continuing on this block and BlackRock intends to file a development application with the AEUB in late 2004 or early 2005.

PEACE RIVER BLOCK

BlackRock tested the Peace River block with a horizontal well in the first quarter of 2003. This well produced at rates in excess of 200 bopd. BlackRock commenced delineation drilling operations in the first quarter of 2004. This work will continue in 2005 when we anticipate filing an application for commercial development. The Peace River block is characterized by very thick oil pay (over 25 metres) and oil quality similar to that of the Central block.

PEACE RIVER NORTH BLOCK

BlackRock acquired the Peace River North block through a farm-in in 2002. In 2003, we evaluated the oil quality on this property with two vertical test wells. We plan to drill a horizontal test well in 2004 to determine whether or not the property is suitable for primary production.

CADOTTE BLOCK

BlackRock has a 75% working interest in 18,560 acres on the Cadotte block. BlackRock intends to evaluate the Bluesky resource on this property with one vertical stratigraphic test well in the first quarter of 2004.

CENTRAL BLOCK

Key Characteristics

- 50% average working interest • 11° API oil
- 5-18 metres of oil pay • 6,400 gross acres of land
- Original two horizontal wells drilled in 2001 have cumulative production in excess of 170,000 barrels of oil each, and are still producing over 150 barrels of oil per day

2003 Activity

- Six delineation wells drilled to confirm overall development plan • 80-well development plan received regulatory approval in February
- Development program commenced – 33 horizontal wells drilled – wells producing 200+ barrels per day
- 10,000 barrel per day treating facility constructed

2004 Activity

- 35 horizontal wells to be drilled • Expand battery capacity to 15,000 barrels per day

NORTHERN BLOCK

Key Characteristics

- 75% average working interest • 12° API oil
- 3-10 metres of oil pay • 13,120 gross acres of land

2003 Activity

- One horizontal well drilled to follow up a successful vertical test well. Producing 100-150 barrels of oil per day

2004 Activity

- Three vertical delineation wells planned for the first quarter • 25-40 well development plan to be filed with regulatory bodies

PEACE RIVER BLOCK

Key Characteristics

- 100% working interest • 11° API oil • 20-35 metres of oil pay • 5,280 gross acres of land

2003 Activity

- Vertical evaluation well drilled, encountered mobile heavy oil • Followed up with a successful horizontal well – short production test (only accessible in the winter) achieved 165 barrels of oil per day • Similar characteristics as the Central block, except considerably more oil pay

2004 Activity

- Resume production test on horizontal well drilled in 2003 • Four vertical delineation wells planned for the first quarter to determine the size of the resource

CADOTTE BLOCK

Key Characteristics

- 75% average working interest • 18,560 gross acres of land

2003 Activity

- New lands acquired this year

2004 Activity

- One vertical evaluation well to be drilled in the first quarter



01
Acquired initial land presence through farm-ins. Drilled first successful horizontal exploration discovery and quietly acquired additional acreage.
02
Drilled seven additional horizontal wells in 2001-2002 to earn additional acreage on the Central and Eastern blocks.
Filed an 80-well development program on the Central block. Drilled successful Northern block horizontal test well.
03
Received regulatory approval for the Central block development: drilled 33 horizontal wells. Drilled successful horizontal well on the Peace River block.
Commissioned 10,000 barrel per day heavy oil processing facility. Due to well performance, battery will be expanded in 2004.
Construction of a 58,000 barrel per day pipeline. Commissioning in April 2004.
Filed a 66-well development plan for the Eastern block.
04
Delineate Northern block with additional wells in 2004. File development plan in late 2004.

EASTERN BLOCK

Key Characteristics

- 75% average working interest in 10° API oil
- 5-25 metres of oil pay • 13,440 gross acres of land
- Original two horizontal wells drilled have cumulative production in excess of 80,000 barrels of oil each, and are still producing approximately 100 barrels of oil per day each

2003 Activity

- 66 horizontal well development plan filed with regulatory authorities

2004 Activity

- Four vertical delineation wells planned for the first quarter to confirm location and orientation of horizontal development wells • Development drilling to begin late in the year

PEACE RIVER NORTH BLOCK

Key Characteristics

- 50% average working interest • 11° API oil
- 5-10 metres of oil pay • 11,520 gross acres of land

2003 Activity

- Two vertical evaluation wells drilled, one of which encountered mobile oil

2004 Activity

- One horizontal well and one vertical evaluation well planned for the first quarter

WESTERN BLOCK

Key Characteristics

- 50% average working interest • 9-13° API oil
- 15,840 gross acres of land

2003 Activity

- Two vertical evaluation wells drilled, one of which encountered mobile oil

2004 Activity

- No activity planned this year


R15
Rainbow Pipeline
Shell Peace River
Thermal Project
BlackRock Seal
Central Block
Battery
T83
Seal
Pipeline
Nipisi
Terminal
Pelican Lake
Pipeline

WESTERN BLOCK

In 2003 we drilled two vertical evaluation wells on the Western block. One of these encountered mobile oil. BlackRock intends to continue exploration of this prospect in 2005.

FACILITIES AND MARKETING

The Seal discovery is in an area of northern Alberta with little heavy oil infrastructure. BlackRock and its partners have had to face the typical challenges of establishing operations in a remote area including building housing facilities for operating personnel and constructing roads, processing facilities and a heavy oil pipeline to transport crude oil to sales markets.

The initial challenge was to determine if there was enough potential in the area to support the significant capital expenditure on infrastructure. Once this was established we moved quickly to design and construct handling facilities for Seal crude. A 10,000 barrel per day processing facility was constructed at a cost of $13 million in 2003, which became operational in March 2004. BlackRock has a 50% interest in this facility. In early 2004, construction began on a 58,000 barrel per day heavy oil pipeline which will take blended crude from the Seal area to the Nipisi terminal, a distance of 50 miles, where it will be injected into the Rainbow Pipeline system and transported to Edmonton. The pipeline and associated facilities are expected to cost $36 million, with BlackRock holding a 45% ownership interest. The pipeline was originally expected to be operational by July 1, however, we are ahead of schedule and anticipate being able to ship oil down the pipeline by mid-April.

The start-up of the processing facility and pipeline will dramatically improve the economics of our Seal production. We estimate that the netback on a barrel of Seal production should increase by approximately $5.50 per barrel as a result of the installation of these facilities. In addition, access to these facilities will allow us to optimize our production and field operations as our options for oil processing facilities and sales markets have been limited to date. Operating costs are expected to be relatively low at Seal due to the absence of sand production with the oil. Sand disposal costs and the associated increase in maintenance of field equipment is typically one of the highest operating cost categories for a heavy oil producer.

TYPICAL CENTRAL BLOCK WELL

The following illustrates typical economics on a barrel of Seal Central block production.
Recoverable reserves: 250,000
Primary recovery rate: 8%
First year production rate: 250 bbls/day


$19.00 wellhead price
Profit: $10.81
F&D costs: $4.00
Royalties: $0.19
(1% before payout)
Operating costs: $4.00

Hilda Lake, Alberta

The Hilda Lake project provides BlackRock shareholders with an option on a significant volume of recoverable oil.


Potential of
190 million
barrels recoverable
Oil-in-place
325 million barrels

One of the important benefits of SAGD technology is the expected increase in recovery rates of up to 65% of oil-in-place.

HIGHLIGHTS

- Potential recoverable reserves of 190 million barrels;
- 20,000 barrel per day project, with a 25-year life;
- Six-year pilot project has confirmed the viability of the SAGD process on the lease; and
- Eligible for the 1% Crown royalty rate on oilsands projects.

OVERVIEW

Hilda Lake was the first property BlackRock held when the Company was formed in 1996. The lease covers just over 5,000 acres in the Cold Lake Oilsands region. BlackRock drilled a single horizontal well pair to test Steam Assisted Gravity Drainage (SAGD) technology on the lease in 1997. Due to the initial success, the pilot was expanded in 2000 by adding a second horizontal well pair. The pilot has achieved cumulative production of over one million barrels of oil since it was initiated. In August 2001, we applied for regulatory approval to construct and operate a 20,000 barrel per day commercial project at Hilda Lake. The process has taken longer than we had originally anticipated but approval is expected in 2004.

We have planned for the commercial development of Hilda Lake to be developed in two 10,000 barrel per day phases. The first phase of 24 well pairs and associated facilities is expected to cost $150 million. Engineering, design and construction of phase one would take 18-24 months.

Due to the extensive capital requirements for a project of this magnitude, and given the current size of BlackRock, we see the development of Hilda Lake as a mid to longer-term project. The majority of our capital for the next three to four years will be directed to the Seal area. At that point Seal will be providing sufficient cash flows to provide us with the financial flexibility to consider financing options for development of the Hilda Lake lease.



TYPICAL HILDA LAKE BARREL

The following illustrates, on a per barrel basis, the anticipated economics of a 20,000 barrel per day commercial project at Hilda Lake.

Based on the following assumptions:

1) Oil price – 5-year historical averages
2) Gas price – $5/mcf
3) Steam:oil ratio 3:1

$21.00 wellhead price

Profit: $7.25

F&D costs: $2.50

Royalties: $3.25

Gas costs: $5.25

Operating costs: $2.75

Lloydminster, Saskatchewan

Lloydminster remains a core area for BlackRock. It provides attractive cash flow to fund new heavy oil opportunities.


8% Recovery rate
Oil-in-place
50 million barrels

Heavy oil recovery factors in the Lloydminster area typically range from 3% to 15%.

HIGHLIGHTS

- Established heavy oil producing region with good infrastructure; and
- Low risk, smaller opportunities available.

OVERVIEW

Lloydminster is an active heavy oil producing region. BlackRock holds 29,000 (27,000 net) acres of land in the Lloydminster area.

When the new management group joined BlackRock in 1999, Lloydminster was the first new area pursued. It provides lower risk projects that can be developed quickly and at relatively lower cost due to the existing infrastructure in the area. Our intent was to establish a core area that would provide necessary cash flow to fund new exploration projects.

In 2003, BlackRock drilled a total of 13 wells focused on the Marsden, Forestbank and Pike's Peak prospects. Lloydminster will continue to be a core area for us, but it is unlikely we will see significant growth from this area. It is a highly competitive area and it is difficult to acquire land to support projects with 5,000-10,000 barrels per day potential. Our activities will focus on selective, smaller opportunities that can provide new production with low operating costs and where we can achieve finding and development costs in the $5 per barrel range. Our objective is to maintain production of 2,000-3,000 barrels per day from the area.

During 2003, we sold our Eagle Creek property for total proceeds of $3.8 million. At the time of the sale the property was producing approximately 200 barrels of oil equivalent per day.

TYPICAL LLOYDMINSTER WELL

The following illustrates the economics of a typical barrel of Lloydminster production:
Recoverable reserves: 70,000 bbls
Average recovery rate: 8%
First year production rate: 50 bbls/day


$22.00 wellhead price
Profit: $5.98
F&D costs: $5.00
Royalties: $3.52 (16%)
Operating costs: $7.50

Operations Statistical Review

PRODUCTION

BlackRock's crude oil production increased significantly in 2003, averaging 4,080 barrels per day, or 20% higher than last year.

(barrels per day)	2003	2002	% change
Conventional heavy oil			
Seal	**1,593**	807	97
Lloydminster	**1,999**	2,121	(6)
	3,592	2,928	23
Hilda Lake SAGD pilot	**488**	486	–
Total	**4,080**	3,414	20

A key component of adding shareholder value is converting successful exploration activities into higher production volumes and cash flow. During 2003, we started to see this conversion in the Seal area. The last two years of activity were focused on testing and confirming our exploration success and adding necessary infrastructure. This has laid the foundation that should generate considerable production growth for several years. Average net production from Seal nearly doubled to 1,593 barrels of oil per day in 2003, and more importantly, we exited the year at close to 4,000 barrels per day from the area. This added production has created some marketing challenges for us. There are few markets that can handle large quantities of heavy oil in the area. This has caused us to slow down some of our wells to curtail production during the first quarter of 2004. This problem will be alleviated when the Seal battery and pipeline are fully operational.

The 6% decrease in production in the Lloydminster area reflects a decrease in drilling activity during the last two years and the sale of producing properties in the Eagle Creek area.

Production from the Hilda Lake SAGD pilot in 2003 was comparable to 2002. Production is limited by the steam generation capacity of the facilities on site and it is not practical to increase this capacity during the pilot phase.

DRILLING ACTIVITY

BlackRock drilled 60 wells in 2003, which included 35 horizontal wells and 11 stratigraphic test wells at Seal and 14 wells in the Lloydminster area.

	2003		2002	
	Gross[1]	Net[1]	Gross[1]	Net[1]
Oil	**48**	**31.5**	23	16.8
Gas	**–**	**–**	–	–
Dry	**1**	**1.0**	1	0.5
Service[2]	**11**	**4.7**	–	–
Total	**60**	**37.2**	24	17.3

(1) Gross means the number of wells in which the Company has an interest. Net means the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.

(2) Service wells include disposal wells, water source wells, observation wells and stratigraphic well tests.

LAND

At December 31, 2003, BlackRock owned 108,145 net acres of undeveloped land. This represents an increase of 10% or 10,000 net acres from 2002.

	2003		2002	
	Gross Acres[1]	Net Acres[1]	Gross Acres[1]	Net Acres[1]
Alberta	**122,124**	**86,972**	116,411	73,843
Saskatchewan	**23,095**	**21,173**	25,082	24,161
Total	**145,219**	**108,145**	141,493	98,004

(1) Gross acres are the total number of acres which BlackRock has an interest. Net acres reflects BlackRock's working interest in the gross acres.

The increase in Alberta acreage reflects additional lands acquired at Seal as well as some new heavy oil prospects. The decrease in Saskatchewan acreage reflects the sale of the Eagle Creek properties during 2003.

OIL AND NATURAL GAS RESERVES

In 2003, the Canadian Securities Administrators adopted new regulations for the recognition and disclosure of oil and natural gas reserves and related oil and natural gas activities. The new regulations are contained in National Instrument 51-101 (NI 51-101), Standards of Disclosure for Oil and Gas Activities. This annual report includes summaries of our reserves. The full disclosures of oil and natural gas activities required by NI 51-101 are located in our Annual Information Form filed with regulatory authorities. It should not be assumed that the discounted future net production revenues estimated represent the fair market value of such reserves.

Highlights of changes in our 2003 oil and natural gas reserves include:

- Proved plus probable reserves increased 54% to 15.5 million barrels of oil equivalent;
- One and three-year finding and development costs were $4.20 per barrel and $5.54 per barrel respectively;
- Net reserve additions replaced 555% of our annual production; and
- Reserve life index of 11.8 years, based on 2003 production.

Sproule Associates Limited (Sproule), independent petroleum engineers, has evaluated all the crude oil, natural gas and natural gas liquids reserves of the Company as at December 31, 2003 with the exception of Hilda Lake. All of BlackRock's oil and natural gas reserves are located within Canada. All numbers reported in the following table and discussion were taken directly from the Sproule Report.

Summary of Oil and Gas Reserves – Forecasted Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved developed producing	–	–	5,533	5,028	39	35	–	–
Proved developed non-producing	–	–	1,255	1,131	–	–	–	–
Proved undeveloped	–	–	5,452	4,900	–	–	–	–
Total proved	–	–	12,240	11,059	39	35	–	–
Probable	–	–	3,257	2,811	–	–	–	–
Total	–	–	15,497	13,870	39	35	–	–

Note: The Sproule evaluation estimates 2004 annual production of 2,218,470 barrels of heavy oil and 23,360 thousand cubic feet of natural gas. Production from the Seal field represents 73% of the total estimated annual production of heavy oil, or 1,620,600 barrels.

In its report, Sproule has attributed 11.5 million barrels of proved plus probable reserves to the Seal area and four million barrels to the Lloydminster area. Sproule's evaluation of the Seal area included 65 wells (37 drilled wells and 28 future development locations) on the Central block and 17 wells (2 drilled wells and 15 future development locations) on the Eastern block. The average oil-in-place recovery rate used for the Seal area was 8%. Also included in the reserves for the Seal area was one producing well on both the Peace River block and the Northern block.

BlackRock has not yet attributed any proved or probable reserves to the Hilda Lake SAGD property. Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation for the property.

Net Present Value of Reserves – Forecasted Prices and Costs

	Net Present Values of Before Tax Future Net Revenue Discounted at				
($000s)	0%	5%	10%	15%	20%
Proved developed producing	60,826	55,307	50,910	47,329	44,356
Proved developed non-producing	11,732	9,802	8,444	7,445	6,683
Proved undeveloped	43,040	35,528	29,771	25,260	21,657
Total proved	115,597	100,637	89,125	80,034	72,696
Probable	28,541	20,962	15,966	12,538	10,098
Total	144,138	121,599	105,091	92,572	82,794

	Net Present Values of After Tax Future Net Revenue Discounted at				
($000s)	0%	5%	10%	15%	20%
Proved developed producing	56,128	50,577	46,226	42,736	39,872
Proved developed non-producing	7,466	6,253	5,397	4,767	4,286
Proved undeveloped	29,071	23,496	19,178	15,834	13,192
Total proved	92,661	80,327	70,800	63,337	57,349
Probable	18,679	13,569	10,206	7,905	6,273
Total	111,325	93,896	81,007	71,242	63,622

Pricing Assumptions – Forecasted Prices and Costs

	WTI Cushing 40° API	Edmonton Par Price 40° API	Hardisty Bow River 24.9° API	Alberta AECO-C Spot	Inflation Rate	Exchange Rate
Year	(US$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/mmbtu)	(%/year)	(US$/Cdn$)
2003 (Actual) [3]	31.13	43.21	32.95	6.66	–	0.72
2004	29.63	37.99	29.69	6.04	1.5	0.75
2005	26.80	34.24	26.64	5.36	1.5	0.75
2006	25.76	32.87	25.72	4.80	1.5	0.75
2007	26.14	33.37	26.27	4.91	1.5	0.75
2008	26.53	33.87	26.74	4.98	1.5	0.75
2009	26.93	34.38	27.22	5.05	1.5	0.75
2010	27.34	34.90	27.71	5.14	1.5	0.75
2011	27.75	35.43	28.20	5.24	1.5	0.75
2012	28.16	35.96	28.71	5.33	1.5	0.75
2013	28.58	36.50	29.22	5.43	1.5	0.75
2014	29.01	37.05	29.73	5.52	1.5	0.75
2015	29.45	37.61	30.26	5.62	1.5	0.75
Escalation rate of 1.5% thereafter						

(1) The pricing assumptions were provided by Sproule Associates Limited.

(2) None of the Company's future production is subject to a fixed or contractually committed price.

(3) The Company's average wellhead price in 2003 was $21.30 per barrel for oil and $5.99 per thousand cubic feet for natural gas.

Reconciliation of Changes in Gross Reserves – Forecasted Prices and Costs

	Heavy Oil (mbbl)			Gas (mmcf)		
	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable
Balance, Dec 31, 2002	8,012	1,918	9,930	723	–	723
Production	(1,291)	–	(1,291)	(118)	–	(118)
Dispositions	(269)	(148)	(417)	(541)	–	(541)
Discoveries	190	38	228	–	–	–
Extensions	3,856	969	4,825	–	–	–
Technical revisions	1,742	480	2,222	(25)	–	(25)
Balance, Dec 31, 2003	12,240	3,257	15,497	39	–	39

Oil and Gas Reserves by Major Area – Forecasted Prices and Costs

	Light and Medium Oil			Heavy Oil			Associated and Non-Associated Gas		
Factors	Gross Proved (mbbl)	Gross Probable (mbbl)	Gross Proved Plus Probable (mbbl)	Gross Proved (mbbl)	Gross Probable (mbbl)	Gross Proved Plus Probable (mbbl)	Gross Proved (mmcf)	Gross Probable (mmcf)	Gross Proved Plus Probable (mmcf)
Seal	–	–	–	9,123	2,335	11,458	–	–	–
Lloydminster	–	–	–	3,117	922	4,039	39	–	39
Total	–	–	–	12,240	3,257	15,497	39	–	39

Summary of Oil and Gas Reserves – Constant Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved developed producing	–	–	5,517	4,961	39	35	–	–
Proved developed non-producing	–	–	1,255	1,120	–	–	–	–
Proved undeveloped	–	–	5,452	4,827	–	–	–	–
Total proved	–	–	12,224	10,908	39	35	–	–
Probable	–	–	3,256	2,757	–	–	–	–
Total	–	–	15,480	13,665	39	35	–	–

Note: The Sproule evaluation estimates 2004 annual production of 2,218,470 barrels of heavy oil and 23,360 thousand cubic feet of natural gas. Production from the Seal field represents 73% of the total estimated annual production of heavy oil, or 1,620,600 barrels.

Net Present Value of Reserves – Constant Prices and Costs

($000s)	Net Present Values of Before Tax Future Net Revenue Discounted at 0%	5%	10%	15%	20%
Proved developed producing	86,463	77,672	70,749	65,168	60,578
Proved developed non-producing	18,045	14,879	12,663	11,044	9,815
Proved undeveloped	71,140	59,393	50,418	43,394	37,781
Total proved	175,648	151,944	133,831	119,606	108,175
Probable	43,253	32,108	24,769	19,719	16,109
Total	218,901	184,053	158,600	139,325	124,283

($000s)	Net Present Values of After Tax Future Net Revenue Discounted at 0%	5%	10%	15%	20%
Proved developed producing	71,788	64,313	58,495	53,832	50,012
Proved developed non-producing	11,089	9,176	7,835	6,855	6,110
Proved undeveloped	45,590	37,674	31,551	26,785	22,996
Total proved	128,413	111,163	97,881	87,472	79,118
Probable	26,383	19,504	14,964	11,839	9,604
Total	154,775	130,667	112,845	99,311	88,722

Pricing Assumptions – Constant Prices and Costs

Year	WTI Cushing 40° API (US$/bbl)	Edmonton Par Price 40° API (Cdn$/bbl)	Hardisty Bow River 24.9° API (Cdn$/bbl)	Alberta AECO-C Spot (Cdn$/mmbtu)	Exchange Rate (US$/Cdn$)
2003	32.52	39.76	32.74	6.41	0.75

Notes to the Reserves:

(1) All dollar amounts are in Canadian currency unless otherwise stated.

(2) The Sproule Report is based on ownership, production, cost and revenue data supplied by the Company. No field inspection was made or considered necessary by Sproule. The oil and natural gas reserves in the Sproule Report were determined in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. Because of the inherent risk in drilling ventures, no guarantee is given or implied that the conclusions of the Sproule Report either in production or net production revenue will be achieved.

(3) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(4) Proved developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.

(5) Proved developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(6) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved or probable) to which they are assigned.

(7) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of.

(8) Gross represent the Company's working, lessor royalty and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(9) Net are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

(10) Tabular amounts may not add due to rounding differences.

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Management of BlackRock Ventures Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with regulatory requirements. This information includes reserves data, which consist of the following:

(a) i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and
  ii) the related estimated future net revenue; and

(b) i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and
  ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrent with this report.

The Audit Committee of the Board of Directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;
(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation, to inquire whether there has been disputes between the the independent qualified reserves evaluator and management;
(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Audit Committee, approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;
(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and
(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

John Festival	Timothy Kozmyk	Victor Luhowy	Kent MacIntyre
President	Vice President, Exploration	Director	Director

REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the Board of Directors of BlackRock Ventures Inc. (the "Company"):

1. We have evaluated the Company's Reserves Data as at December 31, 2003. The Reserves Data consist of the following:

   (a) i) *proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and*

   ii) the related estimated future net revenue; and

   (b) i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

   ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.
   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).
3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

			Net Present Value of Future Net Revenue (10% Discount Rate)			
Independent Qualified Reserves *Evaluator or* Auditor	Description *and Preparation Date* of Evaluation Report	Location *of* Reserves	*Audited* ($)	*Evaluated* ($)	Reviewed ($)	*Total* ($)
Sproule	Evaluation of P&NG Reserves of BlackRock Ventures Inc., as of December 31, 2003 prepared January to February 2004	Canada	0	105,091,000	0	105,091,000
Total			Nil	105,091,000	Nil	105,091,000

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and presented in accordance with the COGE Handbook.
6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.
7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:
Sproule Associates Limited
Calgary, Alberta
March 4, 2004

Doug W. C. Ho, P.Eng.	Alex Kovaltchouk, P.Geol.	Ken H. Crowther, P.Eng.
Manager, Engineering	Associate	President

FINDING AND DEVELOPMENT COSTS

The following table indicates the finding and development costs of net reserve additions for 2003, 2002 and for the three-year period 2001 to 2003. The calculation has been prepared based on the methodology provided in NI 51-101. As a result of the changes in reserve definitions, for purposes of this calculation, proved plus probable reserves in 2003 have been compared to established reserves (proved plus 50% probable reserves) for prior periods.

	2003	2002	2001-2003
Capital expenditures ($000s) (1)	**33,654**	11,432	54,642
Change in future development costs ($000s) (1)			
Proved reserves only	**(305)**	10,079	13,921
Proved plus probable reserves	**(3,104)**	10,424	14,567
Reserves added			
Proved reserves added (mboe) (2)	**5,784**	2,709	10,010
Proved plus probable reserves added (mboe) (2)	**7,271**	2,870	12,501
F&D costs – proved reserves only	**5.77**	8.52	6.85
F&D costs – proved plus probable reserves	**4.20**	8.16	5.54

(1) Excludes capital costs related to net property acquisitions, the Hilda Lake SAGD pilot and the Seal heavy oil pipeline. Please note that the capital costs incurred in the period and changes during the period in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that period.

(2) Excludes property acquisitions and includes net reserve revisions for the period. BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio of 6 mcf:1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

RESERVE LIFE INDEX

BlackRock's proved plus probable reserve life index increased by 26% in 2003 to 11.8 years.

	2003	2002
Production (mboe)	**1,310**	1,069
Proved reserves (mboe) (1)	**12,247**	8,132
Proved plus probable reserves (mboe) (1)	**15,503**	10,051
Proved reserve life index (years)	**9.3**	7.6
Proved plus probable reserve life index (years)	**11.8**	9.4

(1) For purposes of this calculation, proved plus probable reserves in 2002 are defined as established reserves (proved plus 50% probable).

(2) BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio of 6 mcf:1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

RECYCLE RATIO

The recycle ratio measures the efficiency of turning a barrel of oil equivalent of reserves into a new barrel of oil equivalent of production. It accomplishes this by dividing the operating netback per barrel of oil equivalent by proved plus probable finding and development costs.

	2003	2002
Operating netback ($/boe) [1]	**11.75**	13.16
Proved finding and development costs ($/boe)	**5.77**	8.52
Proved plus probable finding and development costs ($/boe)	**4.20**	8.16
Recycle ratio (proved reserves only)	**2.04**	1.54
Recycle ratio (proved plus probable reserves)	**2.80**	1.61

(1) Operating netback is defined as revenues less royalties and operating costs.
(2) BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio of 6 mcf:1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

2003 RESERVES REPLACEMENT

In 2003, BlackRock's net reserve additions replaced 555% of our 2003 annual production.

	2003	2002
Production (mboe) [1]	**1,310**	1,069
Net proved reserve additions (mboe) [1]	**5,932**	2,709
Proved replacement ratio	**4.53**	2.53
Net proved plus probable reserve additions (mboe) [1]	**7,271**	2,870
Proved plus probable replacement ratio	**5.55**	2.68

(1) BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio of 6 mcf:1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ENVIRONMENT, SAFETY AND COMMUNITY

BlackRock is committed to minimizing the environmental impact of its oil and natural gas activities. BlackRock promotes environmental awareness and manages environmental issues through the Company's policies, procedures and inspections. Annual environmental audits are conducted to ensure compliance and to identify opportunities to reduce risks associated with field operations.

BlackRock works to ensure the safety, health and welfare of the Company's employees, contractors, suppliers and the public. BlackRock promotes safe work practices and training with policies and procedures for field operations. BlackRock uses its best efforts to ensure that all such operations comply with government regulations and industry standards. Regular safety audits are conducted to ensure compliance and to identify opportunities to reduce risks associated with field operations. Our safety programs have resulted in BlackRock achieving Platinum Member Status in the Canadian Association of Petroleum Producers' Environment, Health and Safety Stewardship program.

Several of our areas of operation are near First Nations lands. We will endeavour to build positive relationships with Aboriginal communities in the areas where we operate.

Management's Discussion and Analysis

The following discussion and analysis provided by management should be read in conjunction with the financial statements and notes presented in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada. All amounts are reported in Canadian dollars unless otherwise noted. Cash flow from operations, as used in this presentation, represents cash flow from operating activities before changes in non-cash working capital. We believe this measure demonstrates the Company's ability to generate cash flow to fund future growth. BlackRock's determination of cash flow from operations may not be comparable to that reported by other companies.The discussion includes certain forward-looking information which involves certain risks and uncertainties which may cause actual results to differ materially from these forward-looking statements. The information provided is as of March 15, 2004.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain financial information of the Company for the last three fiscal years.

	As at and for the years ended December 31		
($000s, except per share amounts)	**2003**	2002	2001
Total revenue [1]	**27,921**	25,414	14,095
Earnings from continuing operations and net earnings	**3,957**	3,816	557
Per share – basic	**0.05**	0.06	0.01
Per share – diluted	**0.05**	0.06	0.01
Cash flow from operations	**14,122**	12,304	5,606
Capital expenditures	**36,377**	11,432	9,052
Total assets	**103,803**	87,935	46,836
Long-term debt	**–**	–	–
Cash dividends	**–**	–	–
Common shares outstanding (000s)	**73,263**	72,358	54,201

(1) All revenues and expenses from the Hilda Lake SAGD pilot project are being recorded as an adjustment to capitalized costs until the project reaches the commercial production stage.

OVERVIEW

BlackRock is a junior heavy oil producer with operations located exclusively in Canada. Our strategy is to build shareholder value by pursuing full-cycle exploration and development opportunities, predominantly in heavy oil in western Canada. Our operations are located in three heavy oil regions: the Peace River Oilsands, the Cold Lake Oilsands and in the Lloydminster area. Due to our recent success, during 2004 and over the next few years, our focus will be on the development of the Seal area in the Peace River Oilsands.


17.16
18.40
22.00
20.61
14.42
19.24
30.20
25.90
26.08
31.04
94 95 96 97 98 99 00 01 02 03
18.43
20.79
25.10
21.16
14.63
23.35
34.35
25.07
31.67
32.68
94 95 96 97 98 99 00 01 02 03

Crude Oil Prices
(WTI US$/bbl)

Heavy Oil Prices
(Hardisty Bow River Heavy Cdn$/bbl)

BUSINESS ENVIRONMENT

Crude oil producers enjoyed another year of strong commodity prices in 2003. The benchmark West Texas Intermediate (WTI) crude oil price averaged US$31.04 per barrel in 2003, compared with US$26.08 per barrel in 2002. The higher oil prices in 2003 were attributable to low worldwide inventories, increased demand, particularly from Asian economies, and continued instability in the Middle East.

Heavy oil prices have also been strong throughout 2003, although the differential did widen from 2002. The WTI/Hardisty Bow River Heavy Price differential averaged US$7.65 per barrel in 2003, an increase from US$5.90 per barrel in 2002. The increase in the differential was due in part to additional supply of Canadian heavy crude on the market from the start-up of new projects in 2003. Heavy oil prices are typically subject to seasonal swings, with the differential narrowing in the summer due to higher asphalt demand from paving and widening in the winter months. In 2003, the differential was in the US$5-6 per barrel range in the summer and then widened to US$9-10 per barrel in the fourth quarter.

Indications are that the strong commodity price environment will continue in 2004 as demand increases, especially from Asia and the economic recovery continues in the United States as well as elsewhere. This anticipation of continued strong oil prices is reflected in the forward market. The forward market for WTI crude oil for the next 12 months is over US$32 per barrel and the forward market for the next three years is in excess of US$30 per barrel.

Offsetting the strong oil prices in 2003 was the depreciation of the US dollar against the currencies of most other major countries, including the Canadian dollar. Crude oil prices are based on

US dollar benchmarks and therefore our realized price is impacted by the exchange rate between the Canadian and US dollar. The US/Canadian dollar exchange rate averaged $0.716 in 2003, a 12% increase from $0.637 in 2002.

	2003	2002	2001	5 year Average
Crude oil price (WTI) (US$/bbl)	**$ 31.04**	$ 26.08	$ 25.90	$ 26.49
Hardisty Bow River Heavy differential (US$/bbl)	**$ 7.65**	$ 5.90	$ 9.70	$ 6.77
Hardisty Bow River Heavy price (Cdn$/bbl)	**$ 32.68**	$ 31.67	$ 25.07	$ 29.42
Exchange rate	**0.716**	0.637	0.646	0.669

RESULTS OF OPERATIONS

Revenues

	2003	2002
Revenues ($000s)	**27,921**	25,414
Average price (Cdn$/bbl)	**21.30**	23.78
Price discount from Hardisty Bow River Heavy reference price (Cdn$/bbl)	**11.38**	7.89
Production (boe/day)	**3,592**	2,928



26.97
24.53
15.00
23.78
21.30
99
00
01
02
03

Average Wellhead Prices (Cdn$/bbl)



0.3
12.8
14.1
25.4
27.9
99
00
01
02
03

Production Revenues ($mm)

- Gross revenues increased 10% in 2003 due to a 23% increase in sales volumes offset by a 10% decrease in the average wellhead sales price.
- Higher sales volumes were attributable to development activity at Seal, where 35 horizontal wells were drilled this year.
- Lower wellhead oil prices reflect a higher proportion of our overall sales volume derived from the Seal area, which receives lower prices.
- No sales volumes were hedged in 2003 or 2002.

BlackRock receives a discount from the Hardisty Bow River Heavy reference price due to our average oil quality being less than the reference crude (approximately 11° API compared to 25° API) and transportation costs. During 2003, this discount increased because a higher proportion of our revenues were derived from the Seal area, where we incur significant transportation charges caused by the lack of heavy oil infrastructure in the area. This discount will decrease in the future as our heavy oil processing facility and pipeline become operational in 2004 and trucking costs are reduced.

Royalties	2003	2002
Royalty expenses ($000s)	**3,952**	4,117
($/bbl)	**3.02**	3.85
Royalty rate	**14%**	16%


18
14
12
16
14
99
00
01
02
03
Royalty Rates (%)

- Royalty expense dropped 4% despite higher production revenues.
- The drop in the royalty rate reflects the 1% Crown royalty rate in the Seal area.

Because Seal is in the Peace River Oilsands region, revenues derived from this area are eligible for the Alberta government's oilsands royalty rate of 1% of gross revenues before project payout. After project payout, the Crown royalty is the greater of 25% of revenues less costs (including capital costs and a return on capital) and 1% of gross revenues. As a higher proportion of our future revenues will be derived from Seal, our overall royalty rate should trend downward until we reach payout.

Operating Costs	2003	2002
Operating costs ($000s)	**8,562**	7,232
$/bbl	**6.53**	6.77


16.29
8.56
5.49
6.77
6.53
99
00
01
02
03
Operating Costs ($/bbl)

- $1.3 million increase in operating costs reflects higher production volumes achieved in 2003.
- Generally, due to increased industry activity, service costs are increasing, especially for items such as power and labour costs.
- Operating costs in the Lloydminster area increased from $7.24 per barrel in 2002 to $7.77 per barrel in 2003 due to the maturity of the asset base.
- As production volumes increased, Seal area unit costs began to drop, averaging $4.98 per barrel in 2003 compared to $5.58 per barrel in 2002.

BlackRock produces very little sand with our Seal oil and therefore we expect this area to be a low cost operating region. Sand disposal costs, as well as associated equipment servicing costs, are typical of most other conventional heavy oil operations. As production volumes increase and infrastructure is installed, we are targeting operating costs in the $4 per barrel range for Seal.

General and Administrative Costs	2003	2002
G&A expense ($000s)	**1,447**	1,395
$/bbl	**1.10**	1.30



2.97
1.34
1.30
1.10
99
**
00
01
02
03

General & Administrative Costs ($/bbl)
** minimal production in 1999.

- Costs in 2003 were comparable to 2002.
- Higher administrative costs due to increased staffing levels and incentive compensation payments were offset by higher overhead recoveries from increased drilling activities.
- Capitalized administrative costs related to exploration and development activities were $749,000 in 2003 compared to $631,000 in 2002.

In 2003, BlackRock adopted a new accounting policy to expense the value of stock options granted after January 1, 2003. This resulted in additional compensation expense of $24,000 in 2003.

Depletion and Depreciation Expense	2003	2002
Total expense ($000s)	**8,262**	5,878
$/bbl	**6.30**	5.50

- Depletion and depreciation expense increased by $2.4 million reflecting increased production levels.
- The new reserve recognition standards in NI 51-101 did not have a significant impact on our depletion calculation in 2003.

Taxes ($000s)	2003	2002
Capital tax and Saskatchewan Resource Surcharge	**790**	877
Future tax provision	**1,879**	2,610

- A non-recurring tax benefit of $0.4 million was recorded in 2003 related to changes in resource taxation in Canada.
- No current taxes payable in 2003 other than Large Corporation Tax and the Saskatchewan government's Resource Surcharge.

In 2003, the federal government implemented several tax changes that affect resource companies. These changes, which will be phased in over a five-year period, include a decrease in the federal tax rate from 28% to 21%, the elimination of the resource allowance deduction, the ability to deduct

Crown royalties and the elimination of the Large Corporation Tax. The effect of these changes should be positive for BlackRock. However, they will affect us less than other oil and natural gas producers due to the loss of the resource allowance deduction. This has benefited heavy oil producers that generally pay lower Crown royalties.

BlackRock has the following tax pools available to apply against income in future years:

	Available Balance	Maximum Annual Deduction
Canadian oil and natural gas property expense	$ 2,976,000	10%
Canadian exploration expense	$ 2,900,000	100%
Canadian development expense	$ 21,462,000	30%
CCA pools	$ 20,622,000	20-100%
Non-capital losses	$ 100,000	100%

Hilda Lake SAGD Project	2003	2002
Production (bbls/day)	**488**	486
Average sales price (Cdn$/bbl)	**22.99**	20.86
Net operating revenues ($000s)	**1,953**	1,995

Since inception, all revenues and expenses from this SAGD pilot project have been recorded as an adjustment to capitalized costs of the project. Last year we indicated that operating costs at Hilda Lake would increase when we started to purchase natural gas to operate the steam generators. We were fortunate in 2003 to have enough lease fuel and did not have to purchase gas; however, we will likely begin purchasing up to one million cubic feet of natural gas beginning sometime in the first half of 2004.

Net Earnings and Cash Flow	2003	2002
Net earnings ($000s)	**3,957**	3,816
Per share	**0.05**	0.06
Cash flow from operations ($000s)	**14,122**	12,304
Per share	**0.19**	0.18

- Net earnings were comparable to last year; cash flow increased by 15%.
- The increase in net revenues as a result of higher sales volumes were offset by higher depletion charges.

Netback Summary ($/bbl)	2003	2002
Revenue	**21.30**	23.78
Royalties	**3.02**	3.85
Operating costs	**6.53**	6.77
Field netback	**11.75**	13.16

QUARTERLY FINANCIAL INFORMATION

2003	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
($000s, except per share amounts)					
Production (bbl/day)	**3,068**	**2,798**	**3,673**	**4,806**	**3,592**
Average wellhead price ($/bbl)	**30.65**	**21.11**	**21.31**	**15.56**	**21.30**
Revenues	**8,463**	**5,375**	**7,201**	**6,882**	**27,921**
Operating costs	**1,947**	**1,969**	**2,263**	**2,383**	**8,562**
Net earnings	**1,690**	**503**	**881**	**883**	**3,957**
Per share – basic	**0.02**	**0.01**	**0.01**	**0.01**	**0.05**
Per share – diluted	**0.02**	**0.01**	**0.01**	**0.01**	**0.05**
Cash flow from operations	**4,595**	**2,012**	**3,707**	**3,808**	**14,122**
Per share	**0.06**	**0.03**	**0.05**	**0.05**	**0.19**
Capital expenditures	**7,781**	**6,044**	**7,897**	**14,655**	**36,377**
Weighted average shares outstanding (000s)	**72,358**	**73,158**	**73,263**	**73,263**	**72,894**

2002	Q1	Q2	Q3	Q4	Total
($000s, except per share amounts)					
Production (bbl/day)	2,659	3,074	3,059	2,916	2,928
Average wellhead price ($/bbl)	19.51	23.37	27.97	23.63	23.78
Revenues	4,669	6,537	7,870	6,338	25,414
Operating costs	1,231	1,719	2,035	2,247	7,232
Net earnings	411	1,185	1,639	581	3,816
Per share – basic	0.01	0.02	0.02	0.01	0.06
Per share – diluted	0.01	0.02	0.02	0.01	0.06
Cash flow from operations	2,056	3,341	4,125	2,782	12,304
Per share	0.04	0.05	0.06	0.03	0.18
Capital expenditures	2,606	3,088	2,052	3,686	11,432
Weighted average shares outstanding (000s)	58,559	67,011	68,752	72,358	66,670

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003, BlackRock was debt-free and had working capital of $14.4 million, a decrease from $32.3 million at the end of 2002.

The decrease in working capital in 2003 is a result of:

($000s)	
Working capital, January 1, 2003	$ 32,329
Capital expenditures	(36,377)
Funds from operations	14,122
Proceeds on disposition of assets	3,817
Proceeds on issuance of shares	561
Other	(20)
Working capital, December 31, 2003	$ 14,432

BlackRock has consistently maintained a conservative balance sheet. The commodity business has historically been quite volatile, and we have elected to manage this volatility by maintaining a capital structure that employs a limited use of debt. BlackRock has a $5 million credit facility, which we have never utilized. We believe our oil and natural gas assets could support a higher credit facility but, due to our existing liquidity, we have not requested an increase in the borrowing base of this credit facility.

Capital expenditures in 2003 amounted to $36.4 million compared with $11.4 million in 2002. The major components of this program included the drilling of 60 (37.2 net) wells, construction of a heavy oil processing facility at Seal and initial costs of the Seal heavy oil pipeline.

Summary of Capital Expenditures ($000s)	2003	2002
Land and acquisition	**$ 1,155**	$ 1,558
Geological and geophysical	**312**	247
Drilling and completion	**20,235**	6,433
Equipment, facilities	**15,663**	4,295
Overhead and other	**965**	894
Net operating revenues from Hilda Lake property	**(1,953)**	(1,995)
Total	**$ 36,377**	$ 11,432
Allocation of costs by major area:		
Seal	**$ 31,023**	$ 6,029
Lloydminster	**4,539**	5,368
Hilda Lake	**(1,497)**	(1,092)
Other	**2,312**	1,127
Total	**$ 36,377**	$ 11,432

During 2003, BlackRock sold certain oil and natural gas properties in the Lloydminster area for total proceeds of $3.8 million.

In 2003, the Company issued 905,134 common shares as a result of the exercise of stock options, generating net proceeds to BlackRock of $0.6 million. On March 15, 2004, BlackRock filed a short form preliminary prospectus in connection with an offering of 9,000,000 shares at $4.70 per share. The proceeds of the offering will be used to fund the Company's exploration and development program and for general corporate purposes.

OUTLOOK

BlackRock's Board of Directors have approved a capital budget for 2004 of $40 million. However, other than the construction contracts for the Seal area pipeline, BlackRock has not made any formal capital commitments and consequently the Company can adjust its capital expenditure program as circumstances change. This budget includes, among other things, our share of the Seal pipeline, an expansion of the Seal area processing facilities and the drilling of up to 40 horizontal wells on the Seal Central block development. The Company does not expect to incur significant capital costs this year at Hilda Lake. BlackRock will continue to seek regulatory approval for the project and then consider financing alternatives. We expect to fund this capital program from existing working capital, anticipated cash flow and the Company's recently announced equity offering. The most significant item that could affect these funding sources is volatility in oil prices, which would affect cash flow from operations.

As a result of these activities, we have set a 2004 exit oil production target of 10,000 barrels of oil per day.

At December 31, 2003, BlackRock's production from the Seal area was near 4,000 barrels of oil per day. As a result of the delay in start-up of the Seal battery and the concurrent decommissioning of a third party processing facility in the area, production at Seal had to be temporarily curtailed in 2004. Production at Seal in the first two months of 2004 was reduced to approximately 2,000 barrels of oil per day. The combination of these events will result in additional trucking and other operating costs during the first quarter of 2004. As the Seal battery is now operational, market constraints have been eliminated and optimization of the wells has resumed. As indicated above, as the proportion of Seal production within BlackRock's total production increases, our corporate average royalty rates and operating costs (on a per barrel basis) are expected to decrease.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

BlackRock has entered into various commitments primarily related to transportation and processing agreements, capital commitments and operating leases. The following table summarizes the Company's contractual obligations as at December 31, 2003:

Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
($000s)					
Long-term debt	–	–	–	–	–
Operating leases [1]	238	–	–	–	238
Transportation agreements [2]	390	2,844	1,421	–	4,655
Capital commitments [3]	6,441	–	–	–	6,441
Total contractual obligations	7,069	2,844	1,421	–	11,334

(1) Relates to a lease for office premises.
(2) Relates to firm transportation agreements to transport crude oil volumes.
(3) Relates to contracts for the construction of the Seal heavy oil pipeline.

OFF-BALANCE SHEET ARRANGEMENTS

BlackRock has a 9.99% ownership interest in a company that supplies truck trailers to a firm that transports crude oil in the Seal, Alberta area. We were required to guarantee the liabilities of this company to a maximum amount of $60,000.

From time to time, BlackRock may enter into contracts to fix the sales price of its future crude oil sales volumes. During 2002 and 2003 none of our volumes were hedged and there were no outstanding contracts to hedge future crude oil sales.

OUTSTANDING SHARE DATA

The following tables indicate the common shares and stock options issued and outstanding for the two years ended December 31, 2003 and for the period ended March 12, 2004.

	Number of Shares
Common Shares	
Balance December 31, 2001	54,201,304
Issued for cash	17,000,000
Stock options exercised	1,156,334
Balance December 31, 2002	72,357,638
Stock options exercised	905,134
Balance December 31, 2003	73,262,772
Stock options exercised	305,000
Balance March 15, 2004	73,567,772

Stock Options	Number of Shares	Range of Exercise Prices Per Share
Balance December 31, 2001	4,289,134	$ 0.57 - 1.70
Granted	2,465,000	1.94 - 2.40
Cancelled	(83,166)	0.70 - 1.70
Exercised	(1,156,334)	0.70 - 1.40
Balance December 31, 2002	5,514,634	$ 0.57 - 2.40
Granted	87,500	2.22
Exercised	(905,134)	0.57 - 0.86
Balance December 31, 2003	4,697,000	$ 0.57 - 2.40
Exercised	(305,000)	0.57 - 1.06
Balance March 15, 2004	4,392,000	$ 0.57 - 2.40

FOURTH QUARTER 2003 ACTIVITIES

Crude oil prices dropped in the fourth quarter reflecting seasonal widening of heavy oil differentials. The Bow River Heavy reference price averaged $28.53 per barrel in the fourth quarter, a drop of 7% from the $30.79 per barrel recorded for the third quarter of 2003. Our average wellhead price dropped from $21.31 per barrel in the third quarter to $15.56 in the fourth quarter. In addition to lower heavy oil prices in general, the decrease in our average sales price reflects a shift in our production mix to more Seal production which receives a lower price than our other areas due to higher transportation charges and differences in the quality of the oil. The decrease in price was almost entirely offset by higher sales volumes in the fourth quarter. Sales averaged 4,806 barrels per day for the three months ended December 31, 2003 compared with 3,673 barrels per day in the third quarter. The higher sales volume reflects increased drilling activity at Seal. Production revenues were $6.9 million in the fourth quarter of 2003 compared to $7.2 million in the third quarter. The average royalty rate in the fourth quarter was 9.4% compared with 13% in the third quarter. This again reflects a higher proportion of our revenue stream coming from the Seal area which receives the lower Crown royalty rate. Operating costs continued to trend downward, averaging $5.39 per barrel in the fourth quarter.

Capital expenditures in the fourth quarter of 2003 were $14.7 million, nearly double any other quarter this year. The increase in expenditures is attributable to costs incurred constructing the heavy oil processing facility at Seal, as well as the initial capital costs on the heavy oil pipeline being built at Seal. The majority of the construction costs of this pipeline will occur in the first quarter of 2004.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

Full Cost Accounting

The Company follows the full cost method of accounting for oil and natural gas properties as prescribed by the Canadian Institute of Chartered Accountants (CICA). Under this method all costs associated with the acquisition of, exploration for and the development of oil and natural gas reserves are capitalized on a country-by-country basis. These capitalized costs are depleted or depreciated on the unit-of-production method based on the estimated proved reserves for each

country. A revision to the estimate for proved reserves can have a significant impact on earnings as they are a key component in the calculation of depreciation, depletion and amortization.

Certain costs are excluded from capitalized costs being amortized through depletion and depreciation expense. Costs excluded include unproved properties and major development projects. These costs are excluded from the depletion and depreciation calculation until proved reserves are found or until it is determined that the costs are impaired. Including these costs in the calculation could have a significant impact on depletion and depreciation expense for the year.

Proceeds on disposal of properties are generally deducted from capitalized costs without recognition of gain or loss except where such disposal constitutes a significant portion of the Company's reserves.

Ceiling Test

Under the full cost accounting method, a ceiling test is performed on a quarterly basis to ensure that the net capitalized costs in each country do not exceed the undiscounted future net revenues from proved reserves plus the cost of unproved properties. Any excess capitalized costs will be written off as an expense and charged to earnings; however, future depletion and depreciation expense would be reduced.

Oil and Gas Reserves

The Company retains Sproule Associates Limited, an independent petroleum engineering firm, to evaluate 100% of the Company's proved and probable oil and natural gas reserves. The estimation of reserves is subjective. Forecasts are based on engineering data, future prices, expected future rates of production and the timing of capital expenditures, all of which are subject to uncertainties and interpretations. Reserve estimates will be revised upward or downward based on the results of future drilling, testing and production levels.

Future Site Restoration and Reclamation

The Company provides for estimated abandonment and future site restoration and reclamation of oil and natural gas assets using the unit-of-production method. Factors that affect this estimate include number of wells drilled, well depths and area specific environmental legislation. Any change in the estimate of these costs will result in a change in the depreciation, depletion and amortization expense charged to earnings.

CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation

Effective January 1, 2004, the CICA mandated that entities use the fair value method of accounting for the granting of stock options. This method requires entities to recognize the cost of stock-based compensation over the vesting period of the option. The Company elected to adopt the fair value method in 2003, on a prospective basis, which resulted in additional compensation expense of $24,000 for the year.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2001, the CICA issued Accounting Guideline 13 – Hedging Relationships – that deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline is effective for fiscal periods beginning on or after July 1,2003. The guideline will not have an immediate impact on BlackRock as we have not entered into any recent hedging arrangements.

In February 2003, the CICA issued Accounting Guideline 14 – Disclosure of Guarantees – which requires disclosure of guarantees granted by the Company. The guideline is effective for fiscal periods beginning on or after January 1, 2003. The Company did not have any material guarantees as at December 31, 2003.

In September 2003, Accounting Guideline 16 – Oil and Gas Accounting – Full Cost – was issued to supplement Accounting Guideline 5. The new guideline amends the ceiling test calculation applied by companies to its oil and natural gas assets. The guideline is effective for fiscal periods beginning on or after January 1, 2004.

In October 2003, the CICA re-issued Handbook Section 1100 – Generally Accepted Accounting Principles. The most significant amendment has been the elimination of using industry practice in situations where Canadian generally accepted accounting principles are silent. The changes in Section 1100 are expected to have a minimal impact on the Company.

In December 2003, the Canadian Securities Administrators issued new continuous disclosure rules for public companies. Some of the changes include shorter deadlines for filing annual and interim financial statements and approval by the Board of Directors of the interim financial statements and interim and annual MD&A. The new rules are applicable for filings for fiscal periods beginning on or after January 1, 2004.

The CICA issued a new standard to account for asset retirement obligations. The new standard requires recognition of a liability for the future retirement obligations associated with our oil and natural gas properties. The retirement obligation is initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligation. The new standard is effective for all fiscal periods beginning on or after January 1, 2004. The impact of the effect of this new standard on the Company's financial statements has not been determined.

BUSINESS RISKS

The oil and natural gas industry involves a wide variety of risks that can materially affect the operational and financial performance of a company, many of which are beyond the Company's control. These risks include, but are not limited to, the following:

Commodity Price Risk

Historically, the price of crude oil and natural gas has been volatile and is subject to wide fluctuations in response to changes in the supply and demand for crude oil, market uncertainty, weather conditions, exchange rate fluctuations and a variety of other factors. The Company manages this risk by maintaining a strong balance sheet with little or no use of debt. The Company is also able to mitigate some of these fluctuations through hedging programs. Based on 2003 activity levels, net operating revenues would have changed by approximately Cdn$1.6 million for every US$1 per barrel change in the WTI price of crude oil. BlackRock is also subject to fluctuations in foreign exchange rates as the price of oil is referenced in US dollars. Based on 2003 activity levels, a $0.01 change in the US/Canadian dollar exchange rate would have resulted in an approximate $0.3 million change in net operating income for the year. At the current time, fluctuations in the price of natural gas do not significantly impact our operations.

BlackRock is effectively a single commodity company and heavy oil is not as readily marketable as conventional light oil. Heavy oil must undergo more intensive refining processes before it is a marketable product and, as a result, market prices are lower for heavy oil on a comparable basis. Moreover, there is less refining capacity for heavy oil than light oil because of the intricacies and higher costs of producing refined products. As the Company's production base increases, these risks may be reduced by entering into long-term supply agreements with refiners.

Uncertainty of Reserves

There are a number of uncertainties inherent in estimating the quantities of oil and natural gas reserves. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Our reserves are evaluated by an independent reservoir engineering firm each year.

Exploration Risk

The Company's future success is dependent on its ability to find or acquire additional reserves that are economically recoverable. Without successful exploration and development activities, the reserves of the Company will decline as reserves are produced, which could impact operating cash flows and results of operations. This risk may be managed by using strict economic criteria for new projects and retaining highly skilled, knowledgeable personnel in all phases of oil operations.

Operational Risks

The Company is subject to various operational risks inherent with operating in the oil and natural gas industry. These risks include such things as well blow-outs, casing collapse, equipment failures, unexpected pressure changes and sour gas and other toxic releases.

Although the Company maintains insurance according to customary industry practice, it cannot fully insure against all of these risks. Losses resulting from the occurrence of these risks may have a material adverse impact on the Company.

Regulatory Approvals

Entities that operate in the oil and gas industry are required to obtain various permits from the Alberta Energy and Utilities Board (EUB) and other regulatory authorities including permits for the construction of pipelines. There can be no assurances that such permits will not be subject to legal challenges by third parties.

In 2003, the Company obtained a permit from the EUB allowing the Company to construct a heavy oil pipeline in the Seal area. The Company has commenced construction of the pipeline. The Whitefish Lake First Nation (WLFN) applied for leave to appeal the permit on the basis that it had constitutional and treaty rights that would be adversely affected if the pipeline is constructed. In addition, WLFN applied for an injunction to stop construction of the pipeline pending the appeal of the permit.

In February, 2004, although the WLFN obtained leave to appeal the permit on the basis that the WLFN should have been granted status to appear before the EUB and oppose the permit application, its request for an injunction was denied. If the appeal is granted, then the permit may be rescinded and the matter will be referred back to the EUB with a direction to hold a hearing at which the WLFN will have the right to appear. After holding a hearing, the EUB may, among other things, grant the permit again with the same conditions as the original permit, grant the permit with additional conditions, or deny the permit altogether. In the event that the EUB denies the permit, the Company could not continue to construct the pipeline although the Company would have the right to re-apply to the EUB for another permit.

Financial Risk

In addition to volatility to commodity prices, BlackRock is also subject to changes in interest rates, inflation rates and the general state of the economy. While some of these risks can be mitigated with hedging programs, we rely on maintaining a strong balance sheet that will allow us to sustain operations during downturns in the economic cycle. As the Company had no debt in 2003 we were not impacted by fluctuations in interest rates.

The Company is also subject to credit risk, or the risk of loss if customers do not fulfill their contractual obligations. This risk can be mitigated by assessing the credit worthiness of customers before entering into dealings with these customers to ensure they have the financial capacity to meet their obligations.

Capital Availability

The oil and gas industry is capital intensive. Capital requirements are subject to capital market risks, primarily the availability and cost of capital. BlackRock must compete for capital under prevailing capital market conditions and there are no assurances it will be able to raise the required capital to acquire, explore for and develop new projects, as well as finance development of existing properties.

Environmental and Safety Risk

The oil and gas industry is affected by an extensive regulatory regime. Regulations are in place to protect the environment, the safety of the workplace and the communities in which we operate. A breach of these regulations may result in the imposition of fines and penalties, including an order for the cessation of operations at the site until satisfactory remedies are made. The Company is committed to complying with these regulations. Safety and environmental risks are managed by implementing policies and standards that comply with government regulations and industry standards. As a matter of policy, BlackRock funds an independent environmental and safety audit on all of its properties on a three-year rotating basis. In addition, BlackRock carries comprehensive insurance to reduce the risk of significant economic losses from oilfield accidents. BlackRock's Audit Committee reviews environmental and safety issues on a quarterly basis.

Reliance on Management

Holders of Common Shares must rely upon the experience and expertise of the management of BlackRock. The continued success of BlackRock is largely dependent on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon BlackRock's growth and profitability.

Corporate Matters

To date, the Company has not paid any dividends on its outstanding Common Shares and does not anticipate the payment of any dividends on its Common Shares in the near future.

Certain of the directors and officers of the Company are also directors and officers of other oil and gas and natural gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with and are subject to such other procedures and remedies as apply under the Canadian Business Corporation Act.

Property Title

Although title reviews will be done according to industry standards prior to the purchase of most natural gas and oil producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company, which could result in a reduction of the revenues received by the Company.

Additional information on the Company is contained in the Annual Information Form and other documents filed on SEDAR, located at www.sedar.com.

Management's Report to the Shareholders

The accompanying financial statements and all other information included in the annual report are the responsibility of management. Management has prepared the financial statements in accordance with accounting principles generally accepted in Canada. Where necessary, the financial statements include estimates which are based on management's informed judgement.

Management is responsible for the integrity and objectivity of the financial statements. Management has established systems of internal controls which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

Independent auditors are appointed annually by the shareholders to express an opinion on the Company's financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises its responsibility through the Audit Committee, which is comprised of non-management directors. The Committee meets with management, the external auditors and the Company's independent reserve engineers to satisfy itself that management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board for approval.

John Festival
President

Don Cook
Vice President, Finance
and Chief Financial Officer

March 15, 2004

Auditors' Report

To the Shareholders

We have audited the balance sheets of BlackRock Ventures Inc. as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Canada
February 27, 2004, except for note 10
which is as of March 15, 2004

BALANCE SHEETS

As at December 31 (Cdn$ in thousands)	2003	2002
Assets		
Current assets		
Cash and short-term deposits	**$ 15,176**	$ 34,054
Accounts receivable	**14,054**	4,199
Prepaid expenses	**180**	187
	29,410	38,440
Oil and natural gas properties (note 3)	**74,337**	49,435
Other assets	**56**	60
	$ 103,803	$ 87,935
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accruals	**$ 14,978**	$ 6,111
Provision for site restoration	**1,736**	1,156
Future income taxes (note 6)	**8,759**	6,880
	25,473	14,147
Shareholders' equity		
Common shares (note 4)	**81,230**	80,669
Contributed surplus (note 4)	**24**	–
Deficit	**(2,924)**	(6,881)
	78,330	73,788
	$ 103,803	$ 87,935

Signed on behalf of the Board:

Director

Director

STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31 (Cdn$ in thousands, except per share amounts)	2003	2002
Revenue		
Oil and natural gas	**$ 27,921**	$ 25,414
Royalties	**(3,952)**	(4,117)
	23,969	21,297
Expenses		
Production	**8,562**	7,232
General and administrative	**1,447**	1,395
Depletion and depreciation	**8,262**	5,878
	18,271	14,505
Earnings before undernoted	**5,698**	6,792
Other income		
Interest income	**928**	511
Earnings before income taxes	**6,626**	7,303
Provision for income taxes (note 6)		
Current	**790**	877
Future	**1,879**	2,610
	2,669	3,487
Net earnings for the year	**3,957**	3,816
Deficit, beginning of year	**(6,881)**	(10,697)
Deficit, end of year	**$ (2,924)**	$ (6,881)
Earnings per share (note 9)		
Basic	**$ 0.05**	$ 0.06
Diluted	**$ 0.05**	$ 0.06

STATEMENTS OF CASH FLOWS

Years ended December 31 (Cdn$ in thousands)	2003	2002
Cash provided by (used in):		
Operating Activities		
Net earnings for the year	**$ 3,957**	$ 3,816
Non-cash charges to earnings		
Depletion and depreciation	**8,262**	5,878
Future income taxes	**1,879**	2,610
Other	**24**	–
Funds from operations	**14,122**	12,304
Net change in non-cash working capital	**(1,221)**	(2,263)
	12,901	10,041
Investment Activities		
Additions to oil and natural gas properties	**(36,377)**	(11,432)
Sale of oil and natural gas properties	**3,817**	505
Other assets	**(20)**	(16)
Net change in non-cash working capital	**240**	3,457
	(32,340)	(7,486)
Financing Activities		
Net proceeds on issue of common shares	**561**	29,806
Increase (decrease) in cash	**(18,878)**	32,361
Cash and short-term deposits, beginning of year	**34,054**	1,693
Cash and short-term deposits, end of year	**$ 15,176**	$ 34,054
Supplemental disclosure:		
Cash interest received	**$ 957**	$ 483
Cash taxes paid (Capital Tax and Large Corporation Tax)	**$ 870**	$ 647

Notes to Financial Statements

Years ended December 31, 2003 and 2002

1. ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with accounting principles generally accepted in Canada. Those policies considered significant are outlined below:

(a) Oil and natural gas properties

The full cost method of accounting is followed whereby all costs associated with the acquisition, exploration and development of oil and natural gas properties are capitalized.

Such capitalized costs include lease acquisition, geological and geophysical, drilling, plant and equipment costs and related overhead.

Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded. Revenues and costs associated with the Company's output from its Hilda Lake bitumen property are being recorded as an adjustment to the capitalized costs until the project reaches the commercial production stage.

Capitalized costs less accumulated depletion, depreciation, the provision for site restoration and future income taxes are limited to the sum of the following (the "cost ceiling"): (i) the estimated undiscounted future net revenue derived from proved reserves net of future development costs, financing costs, production related general and administrative costs and income taxes; and (ii) the cost less the impairment of unproved properties.

The Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(b) Depreciation, depletion and amortization

Depreciation and depletion for oil and natural gas properties are calculated using the unit-of-production method which is based on production volumes, before royalties, and proved reserve volumes as estimated by an independent petroleum engineering firm. Natural gas volumes are converted to equivalent oil volumes based on the relative energy content of six thousand cubic feet of gas to one barrel of oil. Included in oil and natural gas properties are expenditures related to unproved properties which have been excluded from the depletion calculation until such time as it is determined whether proved reserves are attributable to the properties or impairment in value has occurred.

(c) Revenue recognition

Revenues associated with the sale of the Company's crude oil and natural gas are recognized when title passes from the Company to its customer.

(d) Site restoration costs

Estimated removal and site restoration costs of oil and natural gas properties are charged to earnings over the estimated life of the properties by the unit-of-production method, based on commercially recoverable proved reserves.

(e) Stock option plan

The Company has a stock option plan which is described in note 4. The Company uses the fair value method of accounting for stock-based compensation whereby the Company recognizes the cost of stock options granted to employees, directors and certain consultants. For options granted prior to January 1, 2003 the intrinsic value method was used and no compensation expense was recognized. Any consideration paid by the option holder on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(f) Cash and short-term investments

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits. Cash equivalents and short-term investments are stated at cost, which approximates market value.

(g) Use of estimates

The amounts recorded for depletion, depreciation and amortization of property and equipment and the provision for future site restoration are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(h) Per share amounts

Basic earnings per share is calculated by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options were exercised. The treasury stock method is used to determine the dilutive effect of stock options.

2. CHANGE IN ACCOUNTING POLICY

In 2003, the Canadian Institute of Chartered Accountants adopted a new standard that requires companies to recognize compensation cost for the value of stock options granted. The new standard is effective for fiscal periods beginning on or after January 1, 2004. The Company has elected to adopt, on a prospective basis, the new standard as of January 1, 2003. General and administrative expense in 2003 includes $24,000 for stock options granted in 2003. For options granted prior to January 1, 2003, pro forma disclosure of the impact on earnings is disclosed in note 4(d).

3. OIL AND GAS PROPERTIES

(Cdn$ in thousands)	**2003**	2002
Petroleum and natural gas interests	**$ 81,049**	$ 46,991
Accumulated depletion and depreciation	**(19,569)**	(11,911)
	61,480	35,080
Hilda Lake SAGD project	**12,857**	14,355
	$ 74,337	$ 49,435

During the year ended December 31, 2003, the Company capitalized $749,000 (2002 – $631,000) of general and administrative costs related to exploration and development activity.

At December 31, 2003, the depletion and depreciation calculation excluded unproved properties of $24,936,000 (2002 – $20,529,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake, Alberta bitumen property using the Steam Assisted Gravity Drainage (SAGD) technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

The carrying amount of the Company's oil and natural gas properties is limited to the net cash flows from proved reserves. In calculating net future cash flows, a heavy oil reference price (Hardisty Bow River) of $32.74 per barrel and a natural gas price of $6.41 per thousand cubic feet were used.

4. CAPITAL STOCK

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn$ in thousands)	Number of Shares	Amount
Common shares		
Balance December 31, 2001	54,201,304	$ 49,946
Issued for cash	17,000,000	31,000
Issue costs, net of tax benefits	–	(1,161)
Stock options exercised	1,156,334	884
Balance December 31, 2002	72,357,638	80,669
Stock options exercised	905,134	561
Balance December 31, 2003	**73,262,772**	**$ 81,230**

(c) Stock options

The Company has established a stock option plan pursuant to which common shares are available for the granting of incentive stock options. Pursuant to the plan, the exercise price of the option cannot be less than the market price of the common shares on the day the option is granted. The options generally vest over a two or three-year period and are issued for a maximum term of ten years. Incentive stock options totaling 4,697,000 common shares were outstanding at December 31, 2003. Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares	Range of Exercise Prices Per Share	Average Exercise Price Per Share
Balance December 31, 2001	4,289,134	$ 0.57 - 1.70	$ 0.68
Granted	2,465,000	1.94 - 2.40	2.24
Cancelled	(83,166)	0.70 - 1.70	1.35
Exercised	(1,156,334)	0.70 - 1.40	0.76
Balance December 31, 2002	5,514,634	$ 0.57 - 2.40	$ 1.35
Granted	87,500	2.22	2.22
Exercised	(905,134)	0.57 - 0.86	0.62
Balance December 31, 2003	**4,697,000**	**$ 0.57 - 2.40**	**$ 1.51**

The following table sets forth information about stock options outstanding as at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Options	Weighted Average Price Per Share	Remaining Contractual Life (years)	Options Exercisable	Weighted Average Price Per Share
$0.57 - $0.99	1,989,500	$ 0.61	5.2	1,987,000	$ 0.61
$1.00 - $1.99	255,000	1.39	7.3	166,668	1.21
$2.00 - $2.40	2,452,500	2.25	8.5	788,336	2.25
	4,697,000	$ 1.51	7.0	2,942,004	$ 1.08

(d) Stock-based compensation

As indicated in note 2, effective January 1, 2003, the Company changed its accounting policy and is recognizing the cost of stock options granted. In 2003, the Company granted 87,500 options at an exercise price of $2.22 per share. The value of the options granted, estimated using the Black-Scholes model, was $100,000. This value will be recognized over the vesting period of the options. The amount recognized in 2003 was $24,000. The following table sets out the assumptions used in applying the Black-Scholes model:

Risk-free interest rate	4.50%
Expected life (in years)	5
Expected volatility	0.54
Dividends per share	–

If the Company had applied the new accounting policy for all options granted since January 1, 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

	2003	2002
Net earnings, as reported ($000s)	**$ 3,957**	$ 3,816
Net earnings, proforma ($000s)	**2,933**	3,307
Earnings per share, as reported	**0.05**	0.06
Earnings per share, proforma	**$ 0.04**	$ 0.05

5. BANK CREDIT FACILITIES

As at December 31, 2003, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus 1/4% per annum. The authorized credit limit is subject to annual review and redetermination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Company's oil and natural gas properties other than the Hilda Lake property. At December 31, 2003, there were no advances outstanding under this facility.

6. INCOME TAXES

The differences between the expected income tax provision and the reported income tax provision are summarized as follows:

(Cdn$ in thousands)	2003	2002
Tax expense @ 42.91% (2002 – 44.16%)		
of earnings before tax	**$ 2,843**	$ 3,225
Crown payments not deductible for tax purposes	**990**	1,114
Resource allowance	**(1,518)**	(1,683)
Rate reduction for resource companies	**(450)**	–
Large Corporation Tax and provincial capital tax	**790**	877
Other	**14**	(46)
	$ 2,669	$ 3,487

The components of the net future income tax liability at December 31, 2003 and 2002 are as follows:

(Cdn$ in thousands)	2003	2002
Future income tax assets		
Non-capital loss carry-forwards	**$ 35**	$ 924
Future site restoration costs	**635**	382
Share issue costs	**505**	733
Other	**23**	55
	1,198	2,094
Future income tax liabilities		
Carrying value of capital assets in excess of tax basis	**9,957**	8,974
Net future income tax liability	**$ 8,759**	$ 6,880

7. FINANCIAL INSTRUMENTS

(a) The carrying amounts of cash, accounts receivable, and accounts payable and accruals approximate fair value because of the short maturity of these instruments.

(b) Periodically, the Company enters into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. At December 31, 2003, none of the Company's future production was hedged.

(c) The Company's accounts receivable are with customers and joint venture partners in the oil and natural gas industry and are subject to normal industry credit risks. In addition, the Company sells production to a range of purchasers who are subject to internal credit review to minimize the risk of non-payment.

8. COMMITMENTS

The Company has entered into certain commitments related to transportation and processing agreements, capital commitments and leasing of office premises. As at December 31, 2003, the payments due under these commitments are as follows:

(Cdn$ in thousands)	
2004	$ 7,069
2005	948
2006	948
2007	948
2008	950
Thereafter	$ 470

9. EARNINGS PER SHARE

		2003		2002
Net earnings ($000s)	**$**	**3,957**	$	3,816
Weighted average number of shares outstanding		**72,893,538**		66,669,616
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of stock options		**2,070,226**		2,161,826
Basic earnings per share	**$**	**0.05**	$	0.06
Diluted earnings per share	**$**	**0.05**	$	0.06

10. SUBSEQUENT EVENT

On March 15, 2004, the Company filed a short form preliminary prospectus in connection with an offering of 9,000,000 common shares at a price of $4.70 per share for total aggregate proceeds of $42,300,000 before estimated costs of $2,415,000 (including underwriters' fees). The offering is expected to close on or about March 31, 2004.

Five-Year Summary

	2003	2002	2001	2000	1999
FINANCIAL					
($000s, except per share amounts)					
Oil and natural gas revenues	**27,921**	25,414	14,095	12,772	295
Cash flow from operations	**14,122**	12,304	5,606	5,202	(497)
Per share	**0.19**	0.18	0.10	0.10	(0.01)
Net earnings	**3,957**	3,816	557	1,250	1,840
Per share	**0.05**	0.06	0.01	0.02	0.03
Capital expenditures	**36,377**	11,432	9,052	20,763	9,191
Total assets	**103,803**	87,935	46,836	53,574	42,889
Shareholders' equity	**78,330**	73,788	39,249	38,517	39,601
OPERATIONS					
Production					
Total (mboe) [(1)]	**1,311**	1,069	940	520	11
Per day (boe) [(1)]	**3,592**	2,928	2,575	1,422	30
Average crude oil sales price (Cdn$/bbl) [(1)]	**21.30**	23.78	15.00	24.53	26.97
Reserves (mboe)					
Proved [(1)]	**12,247**	8,133	6,492	5,915	2,046
Proved plus probable [(1)]	**15,504**	10,051	8,249	6,829	2,191
COMMON SHARE INFORMATION					
Share price					
High	**4.60**	2.94	1.30	1.40	1.35
Low	**2.02**	0.92	0.81	0.80	0.40
Close	**4.15**	2.36	0.99	0.93	1.00
Shares traded (000s)	**33,830**	52,654	13,638	15,901	66,359
Number of shares outstanding (000s)	**73,263**	72,358	54,201	53,959	53,928
Weighted average shares outstanding (000s)	**72,894**	66,670	54,058	53,938	53,880

(1) Excludes Hilda Lake SAGD project.

Designed and produced by MERLIN EDGE Inc.

Corporate Information

DIRECTORS

Ken F. Williamson[2] BSc, P.Eng, MBA
Chairman
BlackRock Ventures Inc.
Independent Consultant
Toronto, Ontario

C. Bruce Burton[1] CA, MBA
Chief Financial Officer
and Vice President Finance,
Dundee Precious
Metals Inc.
Thornhill, Ontario

John Festival BSc, P.Eng
President
BlackRock Ventures Inc.
Calgary, Alberta

Victor Luhowy[1] BSc, MBA
President and
Chief Executive Officer
Mystique Energy Inc.
Calgary, Alberta

Kent J. MacIntyre[1,2] BSc, MBA
Independent Businessman
Calgary, Alberta

Seymour Schulich[2]
CM, BSc, MBA, CFA
Chairman
Newmont Capital Limited
Toronto, Ontario

[1] Audit Committee
[2] Governance Committee

OFFICERS

John Festival BSc, P.Eng
President

Don Cook CA, CFA
Vice-President, Finance,
Chief Financial Officer and
Secretary

Brad Gardiner BSc
Vice-President, Production

Timothy Kozmyk BSc
Vice-President, Exploration

BANKERS

Canadian Western Bank
Calgary, Alberta

RESERVES ENGINEERS

Sproule Associates Limited
Calgary, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

HEAD OFFICE

#400, 435 – 4 Avenue SW
Calgary, Alberta T2P 3A8
Ph: (403) 233-2253
Fax: (403) 263-0437
Web Site:
www.blackrock-ven.com
Email:
info@blackrock-ven.com

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
#600, 333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

Inquiries about shareholdings, address changes, or lost certificates should be directed to:
Answer Line
(416) 643-5500
or toll free throughout
North America at
1-800-387-0825
Web Site: www.cibcmellon.ca
Email: enquiries@cibcmellon.ca

STOCK SYMBOL

Toronto Stock Exchange "BVI"

ANNUAL MEETING

10:00 A.M. Tuesday, May 11, 2004
The Leduc Room, Fairmont Palliser Hotel
133 – 9 Avenue SW, Calgary, Alberta

BLACKROCK

400, 435 – 4 Avenue SW
Calgary, Alberta T2P 3A8
(403) 233-2253
Fax: (403) 263-0437
Web Site: www.blackrock-ven.com

File # 82-4555

BLACKROCK VENTURES INC.
400, 435 - 4th Avenue S.W.
Calgary, Alberta
T2P 3A8

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of BlackRock Ventures Inc. (the "Corporation") will be held in the Leduc Room of the Fairmont Palliser Hotel at 133 – 9th Avenue S.W., Calgary, Alberta, Canada, on Tuesday, May 11, 2004 at 10:00 a.m. (Calgary time) for the purposes of:

1. receiving the financial statements of the Corporation for the year ended December 31, 2003 and the report of the auditors thereon;

2. electing the directors of the Corporation for the ensuing year or until their successors are elected or appointed;

3. appointing the auditors of the Corporation for the ensuing year; and

4. transacting such other business as may properly come before the meeting or any adjournment thereof.

Information with respect to the foregoing matters is contained in the Management Proxy Circular which accompanies this Notice.

Shareholders who are unable to attend the meeting or any adjournment thereof are requested to complete, date, sign and return the enclosed form of proxy in the envelope provided for that purpose. To be valid, proxies must be deposited with CIBC Mellon Trust Company, Suite 600, 333 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, not later than 10:00 a.m. (Calgary time) on Friday, May 7, 2004.

DATED at Calgary, Alberta this 26th day of March, 2004.

By Order of the Board of Directors

D. Cook

D. W. Cook
Vice President Finance,
Chief Financial Officer and Secretary

BLACKROCK VENTURES INC.

MANAGEMENT PROXY CIRCULAR

For the Annual Meeting of Shareholders to be held on Tuesday, May 11, 2004

GENERAL PROXY MATTERS

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of BlackRock Ventures Inc. (the "Corporation") for use at the Annual Meeting of the Shareholders of the Corporation (the "Meeting") to be held in the Leduc Room of the Fairmont Palliser Hotel at 133 – 9th Avenue S.W., Calgary, Alberta, Canada at 10:00 a.m. (Calgary time) on Tuesday, May 11, 2004, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders (the "Notice of Meeting").

It is expected that such solicitation will be primarily by mail although proxies may also be solicited personally or by telephone by employees of the Corporation at nominal cost. The cost of such solicitation will be borne by the Corporation.

The information contained in this Management Proxy Circular is given as of March 26, 2004 unless otherwise noted.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are persons designated by management of the Corporation. **Each shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than management nominees to attend and act on his behalf at the Meeting. Such right may be exercised either by striking out the printed names of the management nominees and inserting in the space provided therein the name of the person to be appointed as proxy or by completing another appropriate form of proxy.**

In order to be effective, a proxy must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited with CIBC Mellon Trust Company, Suite 600, 333 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, not later than 10:00 a.m. (Calgary time) on Friday, May 7, 2004.

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder giving a proxy may revoke the proxy by an instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the Corporation's registered office, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of the shareholder appointing them on any ballot that may be called for and, where the person whose proxy is solicited specified a choice with respect to any matter to be voted upon, such person's shares shall be voted in accordance with the specifications so made. **In the absence of such direction or choice, such shares will be voted at the Meeting in favour of the matters referred to in the Notice of Meeting.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and to any other business which may properly come before the Meeting or any adjournment thereof. At the time of printing this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other business to come before the Meeting other than the matters referred to in the Notice of Meeting. **However, if any amendment, variation or other business properly comes before the Meeting, the enclosed form of proxy confers discretionary authority upon the persons named therein to vote on any such amendment, variation or other business in accordance with their best judgment.**

The resolutions to elect the directors and appoint the auditors must be approved by the affirmative vote of a majority of the votes cast by the holders of common shares of the Corporation ("**Common Shares**") at the Meeting.

VOTING OF COMMON SHARES

General

The directors have fixed March 26, 2004 as the record date for the determination of shareholders entitled to receive notice of the Meeting. As at the close of business on March 26, 2004, 73,571,772 Common Shares were outstanding. Each shareholder of record on March 26, 2004 is entitled to cast one vote for each Common Share then held of record except to the extent that such shareholder has transferred the ownership of his Common Shares after March 26, 2004 and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, that his name be substituted for that of the transferor of such Common Shares (with respect only to the Common Shares transferred), in which case he is entitled to vote the Common Shares transferred at the Meeting instead of the transferor. The register of transfers will not be closed.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Management Proxy Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its

own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("**IICC**"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

PRINCIPAL HOLDERS OF COMMON SHARES

To the knowledge of the directors and senior officers of the Corporation, as at March 26, 2004, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares except as set out below:

Name of Beneficial Owner	Number of Common Shares	Percentage of Common Shares
Seymour Schulich	10,000,000 (1)	13.6%

Notes:

(1) 1,000,000 Common Shares are held by the S. Schulich Foundation, a non-profit organization of which Mr. Seymour Schulich is President.

MATTERS TO BE ACTED UPON AT THE MEETING

1) Election of Directors

The articles of the Corporation provide that the number of directors on the Corporation's board of directors (the "**Board of Directors**") shall consist of a minimum of five and a maximum of eleven directors. The Board of Directors has determined to fix the number of directors at six. Accordingly, it is proposed that six directors be elected until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

On any ballot that may be called for at the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy for the election of those persons specified in this Management Proxy Circular as directors, unless a shareholder has specified in its proxy that its shares are to be withheld from voting in the election of directors. If no choice is specified by a shareholder to either vote for or withhold

from voting for the election of directors, the persons whose names are printed in the enclosed form of proxy intend to vote for the election of those persons specified in this Management Proxy Circular as directors. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, proxies will not be voted with respect to such vacancy.

The following table and notes thereto set out the names of the six persons proposed to be nominated for election as directors, their principal occupations, all offices currently held with the Corporation, the year in which each first became a director of the Corporation, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and the number of options held by each of them. Each of the nominees listed below has advised the Corporation that, as at March 26, 2004, he beneficially owns, directly or indirectly, or exercises control or direction over, the indicated number of Common Shares.

Name and Principal Occupation	Offices Held with the Corporation	Director Since	Common Shares Beneficially Owned or Under Control/Direction and Options Held
C. Bruce Burton (2) Chief Financial Officer and Vice-President Finance, Dundee Precious Metals Inc. (mining)	Director	1996	840,300 (3) - (4)
John L. Festival President of the Corporation	President and Director	2001	409,500 (3) 828,000 (4)
Victor M. Luhowy (2) President and Chief Executive Officer Mystique Energy Inc. (oil and gas)	Director	1997	8,980 (3) - (4)
Kent J. MacIntyre (1), (2) Independent Businessman	Director	1999	605,387 (3), (5) 75,000 (4)
Seymour Schulich (1) Chairman, Newmont Capital Limited (mining)	Director	2000	10,000,000 (3), (6) 75,000 (4)
Kenneth F. Williamson (1) Independent Consultant	Director	1999	82,139 (3) 100,000 (4)

Notes:

(1) Member of the Governance Committee.

(2) Member of the Audit Committee.

(3) Common Shares.

(4) Options to acquire Common Shares.

(5) Held by 557136 Alberta Inc., a private corporation controlled by Mr. Kent J. MacIntyre.

(6) 1,000,000 Common Shares are held by the S. Schulich Foundation, a non-profit organization of which Mr. Seymour Schulich is President.

Each of the directors of the Corporation has held his present principal occupation for the past five years except as follows: Mr. C. Bruce Burton was appointed the Chief Financial Officer and Vice President, Finance of Dundee Precious Metals Inc. in November 2003 and prior thereto he was an independent financial consultant from January, 2001 to December, 2003 and he was the President and Chief Financial Officer of the Corporation from April, 1998

to December, 2000; Mr. John L. Festival has been the President of the Corporation since January, 2001 and was the Vice President, Business Development of the Corporation from April, 1999 to December, 2000 and prior thereto he held various positions with Koch Exploration Canada, a private oil and gas company; Mr. Victor M. Luhowy was appointed the President and Chief Executive Officer of Mystique Energy Inc. in February, 2004 and prior thereto he was an independent consultant from September 2003 to February 2004 and, from June 1997 to September 2003, he was the President and Chief Executive Officer of BelAir Energy Corporation; Mr. Kent J. MacIntyre was the Chief Executive Officer of PrimeWest Energy Trust, an open-ended investment trust which invests in oil and gas properties, from July, 1996 to January, 2003; Mr. Seymour Schulich is Chairman of Newmont Capital Limited, prior to February 15, 2002 he was Co-Founder, Chairman and Co-Chief Executive Officer of Franco-Nevada Mining Corporation Ltd., a public international gold royalty company formed in 1982, which company merged with Newmont Mining Corporation, the parent company of Newmont Capital Limited; and Mr. Kenneth F. Williamson has been an independent financial consultant since 1998 and, from 1993 to 1998, he was Vice Chairman, Investment Banking, at Midland Walwyn/Merrill Lynch Canada.

2) Appointment of Auditors

Management proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation to hold office until the next annual meeting of the shareholders of the Corporation. PricewaterhouseCoopers LLP or its predecessors have been auditors of the Corporation since October 16, 1996.

On any ballot that may be called for at the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation, unless a shareholder has specified in its proxy that its shares are to be withheld from voting in the appointment of auditors. If no choice is specified by a shareholder to vote either for or withhold from voting for the appointment of auditors, the persons whose names are printed in the enclosed form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation.

Fees paid or payable to the Corporation's auditors for professional services rendered to the Corporation in 2003 are as follows:

Audit and audit related services $38,000
Tax related services $12,450

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table sets forth all compensation paid by the Corporation to its five highest paid executive officers (the "**Named Executive Officers**") who each received or earned salary and annual bonus in excess of $150,000 during the year ended December 31, 2003.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Under Option Granted (#)	All Other Compensation ($)
John L. Festival President	2003	150,000	100,000	-	-	15,000
	2002	150,000	62,500	-	550,000	15,000
	2001	150,000	62,500	-	-	15,000

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Under Option Granted (#)	All Other Compensation ($)
Don W. Cook	2003	150,000	100,000	-	-	15,000
Vice President Finance, Chief	2002	115,000	62,500	-	550,000	11,500
Financial Officer and Secretary	2001	115,000	62,500	-	-	11,500
Brad R. Gardiner	2003	150,000	100,000	-	-	15,000
Vice President, Production	2002	150,000	62,500	-	550,000	15,000
	2001	150,000	62,500	-	-	15,000
Timothy J. Kozmyk	2003	150,000	100,000	-	-	15,000
Vice President, Exploration	2002	150,000	62,500	-	550,000	15,000
	2001	150,000	62,500	-	-	15,000

Note:

(1) The aggregate amount of perquisites and other personal benefits, securities or property received by each Named Executive Officer was not greater than the lesser of $50,000 and 10% of the total annual salary and bonus paid to each Named Executive Officer.

Stock Option Plan

Effective March 4, 1997, the Board of Directors established the Stock Option Plan for the purpose of encouraging the participation of eligible persons in the growth and development of the Corporation. Officers, directors and employees of the Corporation and others who provide or are expected to provide services to the Corporation and its affiliates and associated companies (collectively, "**Eligible Persons**") are eligible to receive options under the Stock Option Plan, which is administered by the Governance Committee of the Board of Directors.

The Stock Option Plan provides that the exercise price of options may not be less than the closing price (or if there is no closing price, the closing bid price) for the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted. The period over which any option may be exercised will be determined at the time of the granting of the option, although the Stock Option Plan prohibits such period from extending beyond ten years from the date of grant. Vesting is determined by the Board of Directors at the time options are granted.

Options are non-assignable although they contain provisions permitting the legal personal representatives of an optionee, for a period of six months, to exercise the option in the event of the death of the optionee. In the event the holder of options ceases to be an Eligible Person, such options will terminate on the earlier of their normal expiry date and 180 days from the date on which the optionee ceases, by reason other than his death, to be an Eligible Person.

Options Granted During the Year Ended December 31, 2003

During the fiscal year ended December 31, 2003, no options were granted to the Named Executive Officers under the Stock Option Plan.

Aggregate Option Exercises During the Year Ended December 31, 2003 and Year End Option Values

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2003 (#)		Value of Unexercised in the Money Options at December 31, 2003 ($) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John L. Festival President	50,000	121,500	561,334	366,666	1,700,241	693,999
Don W. Cook Vice President Finance, Chief Financial Officer and Secretary	-	-	533,334	366,666	1,584,251	693,999
Brad R. Gardiner Vice President, Production	50,000	121,500	633,334	366,666	1,958,001	693,999
Timothy J. Kozmyk Vice President, Exploration	-	-	683,334	366,666	2,137,001	693,999

Note:

(1) Based on the difference between the exercise price of the options and the $4.15 closing price of the Common Shares on the TSX on December 31, 2003.

Pension Plan

The Corporation has no defined benefit or actuarial pension plan.

Employment Agreements

Each of the Named Executive Officers has entered into an employment agreement with the Corporation pursuant to which he is entitled to receive a base salary which is reviewable annually, health, pension and other benefits not to exceed 10% of base salary and a discretionary performance bonus. The employment agreements for Messrs. Festival, Gardiner and Kozmyk stipulate that they must be remunerated on an equivalent basis during the term of the agreement.

In the event that an employment agreement is terminated by the Corporation for any reason (including the death or disability of the Named Executive Officer) other than for just cause, or if, upon a change of control the Named Executive Officer elects to terminate his employment agreement, the Corporation is required to pay such Named Executive Officer in cash a lump sum equal to 24 months current base salary, plus 10% of base salary in lieu of benefits, plus an amount equal to any bonuses paid to such individual during the preceding 24 month period.

Composition of the Governance Committee

The members of the Governance Committee of the Board of Directors during 2003 were Messrs. Kenneth F. Williamson (Chairman), Kent MacIntyre and Seymour Schulich. In addition to reviewing the corporate governance practices of the Corporation, the Governance Committee reviews compensation policies in respect of the Named Executive Officers and other executive officers of the Corporation. None of the members of the Governance Committee are, or have been, officers or employees of the Corporation, or has had any relationship with the Corporation except as a director. See "Election of Directors".

Report of the Governance Committee on Executive Compensation

The Governance Committee is responsible for reviewing the compensation policy for all senior management of the Corporation and making recommendations to the Board of Directors.

The Corporation's executive compensation program has been designed to attract highly qualified and motivated individuals. The compensation program consists of three components: (1) base salaries, (2) annual bonuses and (3) stock options. The Governance Committee will review the various aspects of this policy from time to time to ensure the effectiveness of the programs and whether they adequately reflect the Corporation's business objectives.

Annual Base Salaries
The annual base salary for the President and the other executive officers of the Corporation are comparable to amounts paid to similar executives of companies of similar size in the oil and gas industry in Canada. This is typically determined by periodically participating in third party salary surveys as well as by reviewing other external market data.

Annual Bonuses
Each of the executive officers, as well as all employees, are eligible for an annual bonus that reflects performance of the Company with its peers. The amount paid is based on the Governance Committee's subjective assessment of the Corporation's performance for the year. Factors considered in determining bonus amounts include financial criteria, such as cash flow, net earnings and share price performance, as well as operational criteria such as growth in production volumes, operating cost efficiencies, safety record and reserve growth on an absolute basis and on a per share basis.

Stock Options
The Corporation's long term incentive program involves the granting of stock options to the executive officers as well as all employees of the Corporation. It is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders. Although the Corporation has not set out specific share ownership guidelines for its executive officers, each of these individuals have acquired a meaningful equity stake in the Corporation. The Governance Committee believes that the equity position of each of the officers, supplemented by the stock option program, provides appropriate incentive to achieve the Corporation's strategic objectives.

Compensation of the President
The Corporation has adopted the policy of providing each of its four executive officers equivalent per annum compensation. This reflects the Governance Committee's belief that each of these individuals is required to provide critical contributions to achieve the Corporation's objectives.

During 2003, each of the executive officers was paid an annual salary of $150,000 and earned a bonus of $100,000. The bonus was based on, among other things, a 54% increase in reserves, 23% increase in production volumes, a 15% increase in cash flow and an increase in year-end closing share price from $2.36 per share to $4.15. Each of these factors were given relatively equal weighting in determining the bonus amount.

Submitted by the Governance Committee:
Kenneth F. Williamson (Chairman), Kent J. MacIntyre and Seymour Schulich

Performance Graph

The following performance graph compares the cumulative total shareholder return on the Common Shares (assuming a $100 investment was made on December 31, 1998 at the closing price of $0.60) with the cumulative

total return of the S&P/TSX Composite Index and the S&P/TSX Oil/Gas Exploration/Production Sub-Industry Index (assuming the reinvestment of dividends) during the period commencing on December 31, 1998 and ending on December 31, 2003.



$700.00
$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
Dec. 31, 1998
Dec. 31, 1999
Dec. 29, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003

	Dec. 31, 1998	Dec. 31, 1999	Dec. 29, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
◇ S&P/TSX Composite Index	$100.00	$131.71	$141.47	$123.02	$108.30	$137.25
△ S&P/TSX Oil/Gas Exploration/Production Sub-Industry Index	$100.00	$122.38	$179.94	$185.75	$215.78	$259.26
● Corporation Total Return	$100.00	$166.67	$155.00	$165.00	$393.33	$691.67
Corporation Year-End Stock Closing Price	$0.60	$1.00	$0.93	$0.99	$2.36	$4.15

Compensation of Directors

In November 2003, the Board of Directors voted to increase the compensation payable to the directors of the Corporation. The increase reflects the additional time directors are now required to spend in order to satisfy their duties and responsibilities to the Corporation and shareholders. The increase is effective January 1, 2004.

Directors who are not employees of the Corporation receive an annual fee of $10,000 (an increase from $7,500) and an additional fee of $1,000 (an increase from $750) for each meeting attended of the Board of Directors, the Audit Committee and the Governance Committee. The Chairman of the Board receives additional annual compensation of $10,000 (an increase from $7,500), and the Chairman of each of the committees receives additional annual compensation of $1,000. The total fees paid to directors in 2003 aggregated $71,750. During 2003, there were four meetings of the Board of Directors, four Audit Committee meetings and two Governance Committee meetings.

Each newly elected director who is not an employee of the Corporation is entitled to receive an option to purchase 75,000 Common Shares. One-third of the option vests immediately, and one-third vests on each of the first and second anniversaries from the date of the grant. Additional options may be granted to the directors, at the

discretion of the Board of Directors, based upon their individual contributions to the Corporation and the recommendation of the Governance Committee.

Directors' Options

During the fiscal year ended December 31, 2003 no options were granted to any directors of the Corporation. For the total options granted to all directors of the Corporation to date, see "Election of Directors".

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

There is no outstanding indebtedness of any director or senior officer owing to the Corporation.

DIRECTORS' AND OFFICERS' INSURANCE

The Corporation has purchased standard liability insurance for its directors and officers. The yearly coverage limit of such insurance is $5 million per occurrence and $5 million in the aggregate. The annual premium paid by the Corporation in respect of this insurance is $19,250. No premiums were paid by any individual director or officer. The policy provides for a corporate deductible of $50,000 for each loss.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Management Proxy Circular, no director, officer or any other insider of the Corporation or any proposed nominee for election as a director of the Corporation, or any associate or affiliate of such insiders or proposed nominees, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction that materially affects or would materially affect the Corporation or any of its affiliates.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Mandate of the Board

The Board of Directors (the "**Board**") has a general mandate to supervise the management of the business and affairs of the Corporation. The Board oversees and reviews the performance of major corporate plans and actions, including:

- strategic plans;
- management development and succession;
- business development initiatives;
- integrity of the Corporation's internal controls;
- management information systems and systems to identify principal business risks;
- interim and annual financial results; and
- public disclosure.

The Board meets on a quarterly basis and otherwise as required.

Composition of the Board

The Corporation's articles of incorporation provide that the Board is to consist of not fewer than five and not more than eleven members. Currently, the Board is composed of six members who are elected annually by the shareholders. Five members are not officers or employees of the Corporation and the sixth director is the President.

The Board is presided over by a Chairman, who also presides over shareholder meetings. The Board, with the advice of the Governance Committee, determines annually whether a majority of the Board members is unrelated.

The Board has concluded that the number of directors as presently constituted is appropriate for a company of the size and type as the Corporation. The Board is of the view that each director, other than the President, is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than the interests arising from shareholding, and are therefore unrelated.

Committees of the Board

In order to assist the Board in efficiently carrying out certain of the Board's responsibilities, the Board has established two standing committees - an Audit Committee and a Governance Committee.

Audit Committee

The committee, composed of three outside directors, assists the Board in fulfilling its supervisory responsibilities as they relate to the Corporation's accounting policies, internal controls, financial reporting practices and management of business risks. The committee maintains direct lines of communication between the Board, the external auditors, the President and Chief Financial Officer and other management members charged with financial matters. The committee meets at least twice a year with management and the external auditors to discuss internal controls, financial reporting and business risks, and the audit plan proposed by the auditors. At such meetings, the committee considers the terms of the external auditors' engagement.

The committee reports annually to the Board regarding environmental, health and safety matters, oil and gas reserves and risk management and meets annually with management responsible to review and discuss the Corporation's practices with respect to same.

Governance Committee

The committee, composed of three outside directors, evaluates and oversees management's overall performance and acts as an advisory committee with respect to corporate governance practices. The committee recommends the approach to governance issues and to evaluating nominations to the Board and appointments to Board committees. The committee also conducts evaluations of the overall performance of the Board, the Board committees and individual Board members, and oversees compensation policies for non-management directors and members of each Board committee.

The committee reviews the performance of senior management and the compensation policies maintained by the Corporation. The committee also reviews and makes recommendations to the Board in respect of the senior management organization, training programs and succession plans. The committee meets at least once a year.

Independence and Performance of Board

The Board has determined that it can function independently of management and receives reports annually on this issue from the Governance Committee. The Corporation does not believe position descriptions for the Board are necessary. On certain matters, the Board meets without management present and in appropriate circumstances has freedom to engage outside advisors at the expense of the Corporation.

Shareholder Feedback

The Board has determined that the Corporation's investor relations program communicates effectively with the investment community.

Powers and Expectations of Management

The Board believes that management is responsible for the development of overall corporate strategy and the preparation and implementation of related business plans. The role of the Board is to review and ultimately approve the strategies and plans for the Corporation.

The Board relies significantly on the information and analyses provided by management. It has confidence in management's skills and administrative abilities. The Governance Committee, on behalf of the Board, monitors from time to time the nature of the information provided to the Board in order to determine if the Board is in a position effectively to identify problems and opportunities for the Corporation.

Compliance with TSX Corporate Governance Guidelines

Under the current rules of the TSX, the Corporation is required to disclose information relating to its corporate governance system with specific reference to each of the TSX's 14 guidelines for effective corporate governance. Where the Corporation's corporate governance system is different from any of the guidelines or where the guidelines do not apply to the Corporation's corporate governance system, the Corporation is required to explain the differences or the inapplicability of the guidelines to the Corporation.

The alignment of the Corporation's corporate governance practices with the 14 guidelines recommended by the TSX is disclosed in Appendix A attached to this Management Proxy Circular. The disclosure has been approved by the Board of Directors.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

APPROVAL OF DIRECTORS

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 26th day of March, 2004.

John L. Festival
President

Don W. Cook
Vice President Finance,
Chief Financial Officer and Secretary

APPENDIX A

BLACKROCK'S ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

	Corporate Governance Guideline	Does BlackRock Comply?	Comments
1.	The board of directors should explicitly assume responsibility for stewardship of the corporation, and specifically for:		
	a. adoption of a strategic planning process	Yes	Management is responsible for the development of overall corporate strategies. These strategies are reviewed and approved annually by the Board.
	b. identification of principal risks and ensuring implementation of appropriate risk managing systems	Yes	The strategic planning process and the Board's participation in this process involves identification and consideration of the principal risks of the Corporation's business. Specific risks and risk management is addressed by the Audit Committee.
	c. succession planning, including appointing, training and monitoring senior management	Yes	The Governance Committee is responsible for reviewing the performance and compensation of senior management of the Corporation and for making recommendations to the Board on such matters as management organization, training programs and succession plans.
	d. communications policy	Yes	The Board's mandate includes ensuring that systems are in place for open, accurate and timely communication with its shareholders and other stakeholders. This communication includes annual reports, quarterly reports, press releases, annual information forms, maintaining a website and group meetings. The Audit Committee is responsible for reviewing all public disclosure documents containing financial information prior to their release to the public.
	e. integrity of internal control and management information systems	Yes	The Board's mandate includes ensuring that management of the Corporation has established adequate internal controls and management information systems. The Audit Committee is responsible for monitoring the effectiveness of these systems.
2.	Majority of directors should be unrelated (independent from management and free from conflicting interest).	Yes	As at March 26, 2004, one of the six proposed members of the Board of Directors is considered related. The Board has generally adopted a policy that, except for the President of the Corporation, all directors should be outside directors.
3.	Disclose which directors are related.	Yes	Mr. John L. Festival, President of the Corporation, is a related director because of his position with the

Corporate Governance Guideline	Does BlackRock Comply?	Comments
		Corporation. Mr. C. Bruce Burton, a director, was President and Chief Financial Officer of the Corporation until December 31, 2000. Given that it has been three years since Mr. Burton has held an executive position with the Corporation, the Board no longer considers Mr. Burton to be a related director.
4. a. Appoint a committee responsible for appointment/assessment of directors.	Yes	The mandate of the Governance Committee of the Board includes recommending candidates for the Board, recommending candidates for filling vacancies on the Board and reviewing, on an annual basis, the performance of the Board and the mandate of each Board committee.
b. The committee should be composed exclusively of non-management directors, the majority of whom are unrelated.	Yes	The Governance Committee is composed exclusively of non-management directors.
5. Implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes	The mandate of the Governance Committee includes reviewing, on an annual basis, the effectiveness of the Board as a whole and the committees of the Board and the contribution of individual directors.
6. Provide orientation and education programs for new directors.	Yes	The Corporation provides each new and existing Board member with a Director's Manual which is updated from time to time. Directors are provided with updates on business and governance initiatives and in response to questions raised by Board members.
7. Review the size of the board and its effectiveness in making decisions.	Yes	Assessment of the size, composition and effectiveness of the Board is the responsibility of the Governance Committee. The Governance Committee believes that, given the size of the Corporation, the current size and representation of the Board is adequate to effectively carry out its governance duties and responsibilities. The Governance Committee reviews the composition and size of the Board once a year.
8. Review the compensation of directors and whether it reflects the risks and responsibilities of an effective director.	Yes	The mandate of the Governance Committee includes reviewing and recommending to the Board the remuneration of directors. In determining directors' remuneration, the committee considers time commitment, comparative fees, risks and responsibilities. See page 9 of this circular for information about the compensation received by the directors in 2003.
9. a. Committees should generally be composed of non-management directors.	Yes	The Audit Committee and the Governance Committee is composed entirely of non-management directors.
b. Majority of committee members should be	Yes	All of the members of each of the Board committees

Corporate Governance Guideline	Does BlackRock Comply?	Comments
unrelated.		are unrelated directors.
10. Appoint a committee responsible for the response and approach to corporate governance issues.	Yes	The mandate of the Governance Committee includes responsibility for the Board's approach to corporate governance issues. The committee annually reviews and makes recommendations on: a. the mandates of the Board and its committees; b. the Corporation's "Corporate Governance Practices" to be included in the Corporation's annual report or information circular; c. the composition of, and nominees to, the Board; d. the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including the appropriate size of the Board; and e. an appropriate orientation and education program for new recruits to the Board. The committee reviews the performance and compensation of senior management of the Corporation and makes recommendations to the Board as to all such matters, including recommendations in respect of the senior management organization, training programs and succession plans.
11. a. Define the limits to management's responsibilities by developing mandates for the board and the CEO.	Yes	The Board of Directors has plenary power to manage and supervise the management of the business and affairs of the Corporation. The Board has established and approved the duties and responsibilities that have been delegated to senior management. Management is required to seek approval from the Board for all major transactions involving expenditures in excess of $5 million.
b. The board should approve the CEO's corporate objectives.	Yes	The Board approves the CEO's (or President's) objectives on an annual basis.

	Corporate Governance Guideline	Does BlackRock Comply?	Comments
12.	a. Adopt structures and procedures to ensure that the board can function independently of management.	Yes	The Governance Committee ensures that the Board functions independently of management. The Board and its committees meet independently of management when warranted. The Board expects management to be responsible for the day-to-day operations of the Corporation's business. This includes an on-going review of the Corporation's strategies and their implementation in light of changing business markets and competitive conditions; complete, accurate and timely reporting to shareholders; comprehensive annual budgeting process and monitoring financial performance against the budget; and the timely response to any legal actions or changes in any government regulations concerning the Corporation's activities.
	b. Appoint a chairman who is independent of management or assign responsibility to a "Lead Director".	Yes	The Chairman of the Board is independent of management.
13.	a. Establish an audit committee with a specially defined mandate.	Yes	The Audit Committee's mandate includes overall responsibility for financial statements and related disclosure, reports to shareholders and other related communications, meeting with the outside auditors independently of management and the establishment of appropriate financial policies and policies to ensure the integrity of accounting systems and internal controls. The Audit Committee approves all significant non-audit work performed by the external auditors. The Audit Committee is also responsible for reviewing environmental policies of the Corporation, risk management, occupational health and safety matters and the annual oil and gas reserve evaluation prepared by independent engineering firms.
	b. Members of the audit committee should be non-management directors.	Yes	All members of the Audit Committee are independent of management.
14.	Implement a system to enable individual directors to engage outside advisers at the corporation's expense.	Yes	An individual director may engage an outside advisor at the expense of the Corporation in the event there are matters related to any company or Board action in respect of which the director wishes to receive independent advice.

File # 82-4555

BLACKROCK VENTURES INC.

**PROXY SOLICITED BY MANAGEMENT OF THE CORPORATION
FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, MAY 11, 2004**

The undersigned shareholder of BlackRock Ventures Inc. (the "Corporation") hereby appoints Kenneth F. Williamson, Chairman, or failing him, John L. Festival, President, or instead of either of them,..., as proxy for the undersigned to attend, act and vote for and on behalf of the undersigned at the **Annual Meeting of Shareholders of the Corporation to be held on Tuesday, May 11, 2004 at 10:00 a.m. (Calgary time),** and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or any adjournment thereof, and without limiting the power granted hereby, directs that the shares registered in the name of the undersigned be voted as follows:

1. ☐ VOTE FOR or ☐ WITHHOLD FROM VOTING FOR the election of those persons specified in the Management Proxy Circular which accompanies this form of proxy as directors of the Corporation for the ensuing year or until their successors are elected or appointed;

2. ☐ VOTE FOR or ☐ WITHHOLD FROM VOTING FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year;

3. To vote in his discretion on any amendment or variation to the foregoing matters or on any other matter to properly come before the meeting.

The shares represented by this proxy will be voted or withheld from voting in accordance with the direction of the shareholder appointing him on any ballot that may be called for at the meeting. In the absence of such direction, this proxy will be voted at the meeting in favour of the matters referred to above.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the meeting or any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the proxy.

The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Shareholders and the Management Proxy Circular dated March 26, 2004.

DATED this .... day of ...., 2004.
(If no date is inserted, this proxy shall be deemed to be dated on the date on which the form of proxy was mailed by the Corporation.)

....
Signature of Shareholder

....
Name of Shareholder (please print)

Each shareholder has the right to appoint a person (who need not be a shareholder) other than management nominees to attend and act on his behalf at the meeting. Such right may be exercised either by striking out the printed names of the management nominees and inserting in the space provided therefor the name of the person to be appointed as proxy or by completing another appropriate form of proxy.

In order to be effective, this form of proxy must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited with CIBC Mellon Trust Company, Suite 600, 333 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, not later than 10:00 a.m. (Calgary time) on Friday, May 7, 2004. Proxies given by shareholders may be revoked at any time prior to their use.

File #82-4555

BLACKROCK

TO NON-REGISTERED SHAREHOLDERS

As a non-registered shareholder of BlackRock Ventures Inc., you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please complete and return this letter and your name will be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder you will receive this letter each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.

Please add my name to the Supplemental Mailing List for BlackRock Ventures Inc. and send me their financial statements as indicated below:

- ☐ Interim Financial Statements
- ☐ Annual Financial Statements

NAME (please print) ____

____

ADDRESS ____

____

____

____

BLACKROCK

TO REGISTERED SHAREHOLDERS

As a registered shareholder of BlackRock Ventures Inc., you are entitled to receive our interim financial statements. If you wish to receive them, please complete and return this letter and your name will be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a registered shareholder you will receive this letter each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.

Please add my name to the Supplemental Mailing List for BlackRock Ventures Inc. and send me their interim financial statements.

NAME (please print) ______________________________

____

ADDRESS ______________________________

____

____

____